Filed Pursuant to Rule 424(b)(3)

File No. 333-156258

PROSPECTUS

PRECISION OPTICS CORPORATION, INC.

OFFERING UP TO 960,439 COMMON SHARES

This prospectus relates to the sale or other disposition of up to 960,439 shares of our common stock by selling stockholders. We are not selling any securities in this offering and therefore will not receive any proceeds from this offering. We may receive proceeds from the possible future exercise of warrants. All costs associated with this registration will be borne by us. Our common stock is traded on the Over-The-Counter Bulletin Board under the trading symbol “PEYE.OB.” On June 29, 2009, the last reported sale price of our common stock on the Over-The-Counter Bulletin Board was $1.10 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE

SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE “RISK FACTORS” BEGINNING ON PAGE 2.

You should rely only on the information provided in this prospectus or any supplement to this prospectus and information incorporated by reference. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2009.

PRECISION OPTICS CORPORATION, INC.

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated in Massachusetts in December 1982 and have been publicly-owned since November 1990.  References to our Company contained in this prospectus include our two wholly-owned subsidiaries, Precise Medical, Inc. and Wood’s Precision Optics Corporation, Limited, except where the context otherwise requires. Our fiscal year end is June 30.  Our principal executive offices are located at 22 East Broadway, Gardner, Massachusetts 01440-3338. Our telephone number is (978) 630-1800.  Our website is www.poci.com. Information contained on our website does not constitute part of this prospectus.

We have been a developer and manufacturer of advanced optical instruments since 1982.  We design and produce high-quality medical instruments, optical thin film coatings, micro-optics with characteristic dimensions less than 1 millimeter, or mm, and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a line of world-class 3-D endoscopes for use in minimally invasive surgical procedures. We are registered to the ISO 9001:2000, ISO 13485:2003, and Canadian Medical Devices Conformity Assessment System, or CMDCAS, Quality Standards, and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE marking of our medical products.

THE OFFERING

Common stock outstanding as of May 22, 2009	1,018,411 shares

Common stock to be registered	960,439 shares — includes 480,000 shares underlying senior secured convertible notes and 480,439 shares underlying warrants.

Use of proceeds

We will not receive any proceeds from the sale or other disposition of common stock by the selling stockholders. We may receive proceeds from the exercise of warrants. We intend to use the proceeds from the exercise of warrants, if any, for working capital purposes.

Stock symbol	PEYE.OB

THE TRANSACTION

On June 25, 2008, we entered into a Purchase Agreement with institutional and other accredited investors pursuant to which we sold a total of $600,000 of 10% Senior Secured Convertible Notes, referred to as the “Notes,” that are convertible into a total of 480,000 shares of our common stock at a conversion rate of $1.25.  We also issued warrants to purchase a total of 316,800 shares of our common stock at an exercise price of $1.75 per share, referred to as the “Warrants.” Interest accrues on the Notes at a rate of 10% per year and is payable in cash upon the earlier of conversion or maturity of the Notes.  The Notes mature on June 25, 2010 and the Warrants expire on June 25, 2015, subject to extension.

Pursuant to the Purchase Agreement, the Notes and Warrants were not convertible or exercisable until we implemented a 1 for 6 reverse stock split, which required the approval of our stockholders.  On November 25, 2008, we entered into a Side Letter Agreement in which the investors agreed to change the ratio of the reverse split from 1 for 6 to 1 for 25.  On December 11, 2008, we effected a 1 for 25 reverse split of our common stock.

Pursuant to a Registration Rights Agreement entered into with the investors on June 25, 2008, we agreed to file a registration statement with the Securities and Exchange Commission by the earlier of (i) two days following the effectiveness of the amendment to implement a reverse stock split and (ii) December 15, 2008, to register the resale of the common stock issuable upon the conversion of the Notes and the exercise of the Warrants.  We agreed to keep the registration statement effective until the earlier of (i) the date on which all the securities covered by the registration statement, as amended from time to time, have been sold and (ii) the date on which all the securities covered by such registration statement may be sold without restriction pursuant to Rule 144 of the Securities Act of 1933.

On February 1, 2007, we entered into a Purchase Agreement with institutional and other accredited investors pursuant to which we sold a total of 400,000 shares of our common stock.  We also issued warrants to purchase a total of 400,000 shares of our common stock at an exercise price of $8.00 per share.  The warrants expire on February 1, 2012.  The selling stockholders that participated in this offering as follows:

Selling stockholder	Common shares purchased in February 1, 2007 offering	Warrants purchased in February 1, 2007 offering	Amount paid for common stock and warrants
Special Situations Fund III QP, L.P.	160,000	160,000	$1,000,000
Special Situations Private Equity Fund, L.P.	160,000	160,000	$1,000,000
Arnold Schumsky	24,000	24,000	$150,000
Joel Pitlor	40,000	40,000	$250,000
LaPlace Group LLC	16,000	16,000	$100,000
TOTAL	400,000	400,000	$2,500,000

As part of the February 2007 private placement, we entered into a Registration Rights Agreement pursuant to which we agreed to file a registration statement with the SEC within forty-five days after the closing date to register the resale of the shares of common stock and the shares of common stock issuable upon exercise of the warrants.  We also agreed to keep the registration statement effective until the earlier of (i) such time as all of the shares covered by the registration statement have been sold or (ii) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act of 1933.  The SEC declared the registration statement registering these shares effective on March 23, 2007.  In the event additional shares become issuable upon the exercise of the warrants, we agreed to register such additional shares to the extent that such shares are not covered by an effective registration statement.

As a result of the June 25, 2008 transaction described above, certain anti-dilution provisions were triggered and we were obligated to issue 181,821 additional shares upon the exercise of the warrants issued February 1, 2007.  Additionally, the exercise price of the warrants was reduced from $8.00 to $5.50.  Pursuant to the February 1, 2007 Registration Rights Agreement, we are registering certain of these additional shares in this registration statement to which this prospectus forms a part. Mr. Pitlor, our Director, has agreed to waive his registration rights as they pertain to this registration statement.  We believe Mr. Pitlor’s waiver will extend as long as it is in the best interests of our Company to delay the registration of Mr. Pitlor’s shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of our common stock by selling stockholders.  We may receive proceeds from the exercise of warrants.  We intend to use the proceeds from the exercise of warrants, if any, for working capital.

MARKET FOR THE SECURITIES

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “PEYE.OB.”

RISK FACTORS

Risks Related to Our Business

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information included in this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose some or all of your investment.

Our independent auditors have issued a going concern opinion and, if we do not generate enough cash from operations to sustain our business, we may have to liquidate assets or curtail our operations.

The accompanying financial statements have been prepared assuming we will continue as a going concern.  During the years ended June 30, 2008 and 2007, we incurred net losses of $1,623,354 and $2,889,829, respectively.  Our auditors have issued a going concern qualification in their opinion related to our financial statements for the period ended June 30, 2008.  This opinion is based on our history of operating losses, negative cash flows from operations, and our cash position as of June 30, 2008.

Conditions exist which raise substantial doubt about our ability to continue as a going concern.  Our ability to continue as a going concern depends on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations.  However, we may not be able to obtain additional financing or achieve profitable operations or sufficient cash flows in the future.

The current worldwide economic downturn could have a negative impact on our business, operating results and financial condition.

If the economic downturn continues, our customers may delay, reduce or cancel their purchases of our products, particularly if they or their customers have difficulty obtaining credit, which could reduce our revenues.  The economic downturn could increase competition which could have the effect of reducing our prices. We could incur losses if a customer’s business fails and is unable to pay us, or pay us on a timely basis. Likewise, if our suppliers have difficulty in obtaining credit or in operating their businesses, they may not be able to provide us with the materials we use to manufacture our products.  These actions could result in reduced revenues and higher operating costs, and have an adverse effect on our results of operations and financial condition.

Our existing and future debt obligations could impair our liquidity and financial condition.

Effective June 25, 2008, we completed a financing in which we issued 10% Senior Secured Convertible Notes and Warrants.  As of March 31, 2009, we had outstanding notes payable of $600,000 and we may incur additional debt in the future to fund all or part of our capital requirements.  Our outstanding debt and future debt obligations could impair our liquidity and could:

•                  make it more difficult for us to satisfy our other obligations;

•                  require us to dedicate a substantial portion of any cash flow we may generate to payments on our debt obligations, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•                  impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

•                  make us more vulnerable in the event of a downturn in our business prospects and limit our flexibility to plan for, or react to, changes in our industry.

If we were to fail in the future to make any required payment under agreements governing indebtedness, or equity issues, or fail to comply with the financial and operating covenants contained in those agreements, we would be in default in regards to that financing transaction.  A debt default could significantly diminish the market value and marketability of our common stock.  Our lenders would have the ability to require that we immediately pay all outstanding indebtedness, and we might not have sufficient assets to satisfy their demands.  In this event, we may be forced to seek protection under bankruptcy laws, which could harm our future operations and overall financial condition.

We rely on a small number of customers who may not consistently purchase our products in the future and if we lose any one of these customers, our revenues may decline.

In the fiscal year ended June 30, 2008, our three largest customers represented approximately 25%, 20% and 11%, respectively, of our total revenues. In the fiscal year ended June 30, 2007, our three largest customers represented approximately 27%, 22% and 10%, respectively, of our total revenues. No other customer accounted for more than 10% of our revenues during those periods. At June 30, 2008, receivables from our three largest customers were 27%, 25% and 17%, respectively, of the total accounts receivable.

In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. These customers may not consistently purchase our products at a particular rate over any subsequent period.  A loss of any of these customers could adversely affect our revenues.

We rely heavily upon the talents of our Chief Executive Officer and Chief Scientific Officer, the loss of whom could severely damage our business.

Our performance depends to a large extent on a small number of key scientific, technical, managerial and marketing personnel. In particular, we believe our success is highly dependent upon the services and reputation of our Chief Executive Officer, Mr. Richard E. Forkey. Loss of Mr. Forkey’s services could severely damage our business.

Additionally, Dr. Joseph N. Forkey, our Executive Vice President and Chief Scientific Officer, provides highly valuable contributions to our capabilities in optical instrument development, in management of new technology and in potentially significant longer-term initiatives in biophysics and biomedical instrumentation. The loss of Dr. Forkey’s management and scientific contributions could severely damage our business.

We must continue to be able to attract employees with the scientific and technical skills that our business requires and if we are unable to attract and retain such individuals, our business could be severely damaged.

Our ability to attract employees with a high degree of scientific and technical talent is crucial to the success of our business. There is intense competition for the services of such persons, and we cannot guarantee that we will be able to attract and retain individuals possessing the necessary qualifications.  If we cannot attract such individuals, we may not be able to produce our products and our business could be damaged.

We are subject to a high degree of regulatory oversight and, if we do not continue to receive the necessary regulatory approvals, our revenues may decline.

The FDA has allowed us to market the medical products we currently sell in the United States. However, prior FDA approval may be required before we can market additional medical products that we may develop in the future. We may also seek to sell current or future medical products in a manner that requires us to obtain FDA permission to market such products. We may also require the regulatory approval or license of other federal, state or local agencies or comparable agencies in other countries.

We may not continue to receive the FDA’s permission to market our current products or may not obtain the necessary regulatory permission, approvals or licenses for the marketing of any of our future products. Also, we cannot predict the impact on our business of FDA regulations or determinations arising from future legislation or administrative action.  If we lose the FDA’s permission to market our current products or we do not obtain regulatory permission to market our future products, our revenues may decline and our business may be harmed.

We face risks inherent in product development and production under fixed price purchase orders and these purchase orders may not be profitable over time.

A portion of our business has been devoted to research, development and production under fixed price purchase orders. For our purposes, a fixed price purchase order is any purchase order under which we will provide products or services for a fixed price over an extended period of time, usually six months or longer.  Fixed price purchase orders represented approximately 25% to 50% of our total revenues during the last several years. We expect that revenues from fixed price purchase orders will continue to represent a significant portion of our total revenues in future fiscal years.

Because they involve performance over time, we cannot predict with certainty the expenses involved in meeting our obligations under fixed price purchase orders. Therefore, we can never be sure at the time we enter into any single fixed price purchase order that such purchase order will be profitable for us.

Third parties may infringe on our patents and as a result, we could incur significant expense in protecting our patents or not have sufficient resources to protect them.

We hold a number of patents that are important to our business. Although we are not currently aware of any past or present infringements of our patents, we plan to protect these patents from infringement and obtain additional patents whenever feasible. To this end, we have obtained confidentiality agreements from our employees and consultants and others who have access to the design of our products and other proprietary information. Protecting and obtaining patents, however, is both time consuming and expensive. We therefore may not have the resources necessary to assert all potential patent infringement claims or pursue all patents that might be available to us. If our competitors or other third parties infringe on our patents, our business may be harmed.

Third parties may claim that we have infringed on their patents and as a result, we could be prohibited from using all or part of any technology used in our products.

Should third parties claim a proprietary right to all or part of any technology that we use in our products, such a claim, regardless of its merit, could involve us in costly litigation. If successful, such a claim could also result in us being unable to freely use the technology that was the subject of the claim, or sell products embodying such technology. If we engage in litigation, our expenses may increase and our business may be harmed.  If we are prohibited from using a particular technology in our products, our revenues may decline and our business may be harmed.

We depend on the availability of certain key supplies and services that are available from only a few sources and if we experience difficulty with a supplier, we may have difficulty finding alternative sources of supply.

We require certain key supplies for our products, particularly precision grade optical glass, that are available from only a few sources, each of which is located outside the United States. Also, outside vendors grind and polish certain of our lenses and other optical components, such as prisms and windows. Based upon our ordering experience to date, we believe the materials and services required for the production of our products are currently available in sufficient quantities. Our requirements are small relative to the total supply, and we are not currently encountering problems with availability. However, this does not mean that we will continue to have timely access to adequate supplies of essential materials and services in the future or that supplies of these materials and services will be available on satisfactory terms when the need arises. Our business could be severely damaged if we become unable to procure essential materials and services in adequate quantities and at acceptable prices.

From time to time, subcontractors may produce certain of our products for us, and our business is subject to the risk that these subcontractors fail to make timely delivery. Our products and services are also from time to time used as components of the products and services of other manufacturers. We are therefore subject to the risk that manufacturers that integrate our products or services into their own products or services are unable to acquire essential supplies and services from third parties in a timely fashion. If this occurs, we may not be able to deliver our products on a timely basis and our revenues may decline.

Our customers may claim that the products we sold them were defective and if our insurance is not sufficient to cover a claim, we would be liable for the excess.

Like any manufacturer, we are and always have been exposed to liability claims resulting from the use of our products. We maintain product liability insurance to cover us in the event of liability claims, and as of December 15, 2008, no such claims have been asserted or threatened against us. However, our insurance may not be sufficient to cover all possible future product liabilities.

We would be liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business.

Our operations are subject to a variety of federal, state and local laws and regulations relating to the protection of the environment.  From time to time, we use hazardous materials in our operations. Although we believe that we are in compliance with all applicable environmental laws and regulations, our business could be severely damaged by any failure to maintain such compliance.

Our quarterly financial results vary quarter to quarter which may adversely affect our stock price. As a result, we cannot predict with a high degree of certainty our operating results in any particular fiscal quarter.

Our quarterly operating results may vary significantly depending upon factors such as:

•            the timing of completion of significant orders;

•            the timing and amount of our research and development expenditures;

•            the costs of initial product production in connection with new products;

•            the timing of new product introductions — both by us and by our competitors;

•            the timing and level of market acceptance of new products or enhanced versions of our existing products;

•            our ability to retain existing customers and customers’ continued demand for our products and services;

•            our customers’ inventory levels, and levels of demand for our customers’ products and services; and

•            competitive pricing pressures.

We may not be able to grow or sustain revenues or achieve or maintain profitability on a quarterly or annual basis and levels of revenue and/or profitability may vary from one such period to another.

We have a number of large, well-financed competitors who have research and marketing capabilities that are superior to ours.

The industries in which we compete are highly competitive. Many of our existing and potential competitors have greater financial resources and manufacturing capabilities, more established and larger marketing and sales organizations and larger technical staffs than we have. Other companies, some with greater experience in the telecommunications, optics, semiconductor or medical products industries, are seeking to produce products and services that compete with our products and services.

Risks Related to Our Stock

Trading in our common stock is limited and the price of our common stock may be subject to substantial volatility.

Our common stock was delisted from the NASDAQ Capital Market at the opening of business on December 27, 2005, and is now traded on the Over-The-Counter Bulletin Board, or OTCBB, under the ticker symbol “PEYE.OB,” where we expect our common stock to remain for the near future. Broker-dealers often decline to trade in OTCBB stocks given the market for such securities is often limited, the stocks are more volatile and the risk to investors is greater. These factors may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares. This could cause our stock price to decline.

Additionally, the price of our common stock may be volatile as a result of a number of factors, including, but not limited to, the following:

•                  our ability to successfully conceive and to develop new products and services to enhance the performance characteristics and methods of manufacture of existing products;

•                  our ability to retain existing customers and customers’ continued demand for our products and services;

•                  the timing of our research and development expenditures and of new product introductions;

•                  the timing and level of acceptance of new products or enhanced versions of our existing products; and

•                  price and volume fluctuations in the stock market at large which do not relate to our operating performance.

“Penny stock” rules may make buying or selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our securities.

Trading in our securities is subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future.  The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.  In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer.  The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

We are contractually obligated to issue shares in the future, diluting your interest in us.

As of May 22, 2009, there were approximately 93,178 shares of our common stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $16.17 per share. An additional 135,898 shares of our common stock are reserved for issuance under our 2006 Equity Incentive Plan as of May 22, 2009. Also outstanding as of May 22, 2009 are warrants for the issuance of an additional 898,621 shares of our common stock, at a weighted average exercise price of $4.18 per share.  The foregoing information gives effect to a 1 for 25 reverse stock split effective December 11, 2008.  Moreover, we expect to issue additional shares and options to purchase shares of our common stock to compensate employees, consultants and directors, and we may issue additional shares to raise capital. Any such issuances will have the effect of further diluting the interest of the holders of our securities.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  You should not place undue reliance on these forward-looking statements.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Risk Factor” section. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders.  We will not receive proceeds from the sale or other disposition of shares of common stock being sold by our selling stockholders.  However, we may receive proceeds from the exercise of warrants. We cannot predict when or if the warrants will be exercised.  It is possible that the warrants may expire and may never be exercised.  If we receive proceeds from the exercise of warrants, we intend to use the proceeds for working capital.

SELLING SECURITY HOLDERS

Based upon information available to us as of May 22, 2009, the following table sets forth the names of the selling stockholders, the number of shares owned, the number of shares registered by this registration statement and the number and percent of outstanding shares that the selling stockholders will own, assuming all of the shares are sold. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933.  As used in this prospectus, “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, pledge, distribution or other transfer.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Name of Selling Security Holder	Ownership Before Offering (1)	Percentage of Outstanding Shares Owned Prior to Offering (2)	Number of Shares Offered	Number of Shares Owned After Offering (3)	Percentage of Outstanding Shares Owned After Offering (3)

Special Situations Fund III QP, L.P. (4)(5)	1,591,133	71.9%	437,928	715,277	53.4%

Special Situations Private Equity Fund, L.P. (4)(6)	1,591,133	71.9%	437,928	715,277	53.4%

Arnold Schumsky (7)	140,339	13.8%	77,310	63,029	5.3%

LaPlace Group LLC (8)	39,273	13. %	7,273	32,000	3.1%

* All information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

(1) Includes common stock beneficially owned, including shares being registered by this prospectus.

(2) Based on 1,018,411 shares outstanding as of May 22, 2009.

(3) These numbers assume the selling stockholders sell all of their shares being registered in this registration statement subsequent to the completion of the offering.

(4) MGP Advisors Limited, or MGP, is the general partner of the Special Situations Fund III, QP, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP, the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds listed above.

(5) The shares being registered for Special Situations Fund III QP, L.P. are issuable upon exercise of Warrants and conversion of a 10% Senior Secured Convertible Note with a face value of $275,000 issued in exchange for $275,000, as part of a private placement that closed June 25, 2008.  The Warrants are exercisable at $1.75 per share to purchase 145,200 shares of our common stock and expire on June 25, 2015, subject to extension.  The Note is convertible at a rate of $1.25 into 220,000 shares of our common stock and matures on June 25, 2010.  Additionally, we are registering 72,728 of the 232,728 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

(6) The shares being registered for Special Situations Private Equity Fund, L.P. are issuable upon exercise of Warrants and conversion of a 10% Senior Secured Convertible Note with a face value of $275,000 issued in exchange for $275,000, as part of a private placement that closed June 25, 2008.  The Warrants are exercisable at $1.75 per share to purchase 145,200 shares of our common stock and expire on June 25, 2015, subject to extension.  The Note is convertible at a rate of $1.25 into 220,000 shares of our common stock and matures on June 25, 2010.  Additionally, we are registering 72,728 of the 232,728 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

(7) The shares being registered for Arnold Schumsky are issuable upon exercise of Warrants and conversion of a 10% Senior Secured Convertible Note with a face value of $50,000, as part of a private placement that closed June 25, 2008.  The Warrants are exercisable at $1.75 per share to purchase 26,400 shares of our common stock and expire on June 25, 2015, subject to extension.  The Note is convertible at a rate of $1.25 into 40,000 shares of our common and matures on June 25, 2010.  Additionally, we are registering 10,910 of the 34,910 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

(8) Reuven Dessler, as managing member for LaPlace Group LLC, has voting and dispositive control over the shares.  We are registering 7,273 of the 23,273 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

Net Proceeds from the Sale of the Notes

The net proceeds to our Company from the sale of the Notes in the June 25, 2008 transaction were $600,000.

Total Possible Payments to all Selling Stockholders and their Affiliates in the First Year Following the Sale of the Notes

During the first year following the sale of the Notes, there are no payments due to the selling stockholders and their affiliates.  The Notes are not due until the maturity date of June 25, 2010 and they are not prepayable or redeemable prior to that date.  A holder may elect to convert some or the entire Note and accrued but unpaid interest with respect to such portion to be converted into shares of our common stock prior to the maturity date.  Notwithstanding the foregoing, upon the occurrence of an event of default, all unpaid principal and accrued interest under the Note may become immediately due and payable.

Payments Made or to be Made in Connection with the June 25, 2008 Financing to Participating Selling Stockholders and their Affiliates (1)

The following table discloses the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the June 25, 2008 transaction that we have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

Payments Under Purchase Agreement
Expenses paid to investors’ counsel for legal fees and expenses (2)	$33,048

Payments Under 10% Senior Secured Convertible Note
Interest assuming Notes are held in full until maturity on June 25, 2010 (3)	$120,000
Liquidated damages for failure to pay outstanding amounts when due (4)(5)	—
Expenses in the event of default (4)(6)	—

Payments Under Warrants
Buy-in payment (4)(7)	—

Payments Under Registration Rights Agreement
Liquidated damages for failure to have registration statement filed by December 15, 2008 (8)	—
Liquidated damages for failure to file or amend a registration statement to include anti-dilution shares that may become due to holders under the Note or Warrant (4)(9)	—
Liquidated damages for failure to file a shelf registration statement to include registrable securities and anti-dilution shares, if any (4)(10)	—

Liquidated damages for failure to have registration statement effective by the required deadline (11)	$21,400

Indemnification of investors (4)(12)	—

(1)              All payments due to Special Situations Fund III QP, L.P. and Special Situations Private Equity Fund, L.P. will be made to the funds themselves. MGP Advisors Limited, or MGP, is the general partner of the Special Situations Fund III, QP, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP, the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds.

(2)              We agreed to pay the reasonable fees and expenses, not to exceed $35,000, of counsel to Special Situations Fund III QP, L.P. and Special Situations Private Equity Fund, L.P. Such expenses were to be paid on demand. In addition, we agreed to reimburse the investors upon demand for all reasonable out-of-pocket expenses incurred by the investors, including without limitations, reimbursement of attorneys’ fees and disbursements, in connection with any amendment, modification or waiver of the Purchase Agreement or any other agreement entered into in connection with this financing transaction.

(3)               Interest accrues on the Notes at a rate of 10% per year and will accrue on the unpaid principal balance of the Notes outstanding until the Notes are converted into shares of our common stock or paid in full. The interest is payable upon the earlier of conversion or maturity of the Notes. The Notes are due June 25, 2010.

(4)               We are unable to estimate at this time if any such payments will be payable, or, if payable, what such amount would be. This is a potential payment that we may or may not incur.

(5)               In the event that any amount due under the Notes is not paid when due, such overdue amount shall bear interest at an annual rate of 15% until paid in full. In no event may any interest charged, collected or reserved under the Notes exceed the maximum rate permitted by law.

(6)               If an event of default occurs, we agreed to pay to the holder the reasonable attorneys’ fees and disbursements and all other reasonable out-of-pocket costs incurred by the holder in order to collect amounts due and under the Notes or otherwise to enforce the holders’ rights and remedies to which they are entitled.

(7)               If we do not deliver a certificate representing the shares issuable upon the due exercise of the Warrant by the holder within three business days and prior to the time such certificate is received by the holder, the holder, or any third party on behalf of the holder or for the holder’s account, purchases (in an open market transaction or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of shares represented by such certificate, referred to as a “Buy-In,” then we must pay in cash to the holder (for costs incurred either directly by such holder or on behalf of a third party) the amount by which the total purchase price paid for the common stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such holder as a result of the sale to which such Buy-In relates.

(8)               Investors are entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following December 15, 2008 for which we did not have this registration statement filed with the SEC. We filed the registration statement two days late, however the Note holders agreed to waive the liquidated damages.

(9)               Investors are entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following the 30th day after the obligation arises.

(10)        Investors will be entitled to pro rata payments in an amount equal to 1% of the aggregate amount invested by each investor attributable to those registrable securities that remain unsold at that time for each 30-day period or pro rata portion thereof following the day the obligation to file a shelf registration statement arises.

(11)        Investors will be entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following the date the registration statement should have been effective. As of June 30, 2009, we would be required to pay approximately $21,400.

(12)        We have agreed to indemnify the investors for any losses, claims, damages or liabilities they may incur as a result of any untrue statement of material fact in any registration statement; any blue sky application or document filed in any state; an omission to state a material fact in a blue sky application or other document necessary to make the statements therein not misleading; any violation by our Company or our agents of any rule or regulation promulgated under the Securities Act of 1933 relating to action or inaction required of our Company in connection with such registration other than any violation resulting from our compliance with our obligations related to Rule 415 as set forth in the Registration Rights

Agreement; or any failure to register or qualify the securities included in the registration statement in any state where we have undertaken or agreed to undertake such registration or qualification on an investor’s behalf. We will not be liable to the extent any loss, claim or damage or liability arises out of or is based upon an untrue statement made in conformity with information provided by such investor in writing for use in this registration statement.

Company’s Intention and Ability to Satisfy its Obligations to Selling Stockholders

We have the intention, and a reasonable basis to believe, we will have the financial ability to make payments on the outstanding Notes and Warrants, both in cash and shares of our common stock, if any. We have duly accounted for such payments as part of our strategic plan.

Existing Short Positions by Selling Stockholders

Based upon information provided by the selling stockholders, we have a reasonable belief no selling stockholders currently have a short position in our common stock.

Relationships and Arrangement with Selling Stockholders, Affiliates and Parties with Whom Any Selling Stockholders Have Contractual Relationships

As of May 22, 2009, in addition to the information provided in the Prospectus Summary of the Transaction, in the past three years, we have had the following relationships or arrangements with the selling stockholders, affiliates of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the June 25, 2008 transaction:

On April 13, 2006, we entered into a Purchase Agreement with institutional and other accredited investors pursuant to which we sold an aggregate of 338,000 shares of our common stock at a price of $6.25 per share.  One of these investors, Joel Pitlor, is also a member of our board of directors.  Mr. Pitlor purchased 80,000 shares in the April 2006 private placement.  As part of the April 2006 private placement, we agreed with the investors, including Mr. Pitlor, to file a registration statement with the SEC within ten days after the closing of the private placement to register the resale of the shares of common stock. We also agreed to keep the registration statement effective until the earlier of (i) two years after the date of the closing date, (ii) the date on which the shares may be resold by the purchasers without registration by reason of Rule 144 under the Securities Act of 1933 or any other rule of similar effect, or (iii) such time as all shares purchased by such stockholders have been sold.  The registration statement covering the shares issued in the April 2006 private placement was declared effective by the SEC on August 14, 2006.

Method for Determining the Number of Shares Being Registered Hereunder Relating to the June 25, 2008 Private Placement

As negotiated among us and the investors, pursuant to terms of the transaction documents entered into by the parties to the June 25, 2008 financing, we are registering the exact number of:

•                  All shares issuable upon the conversion of an aggregate of $600,000 principal amount of the Notes issued in the June 25, 2008 financing transaction.  The Notes are convertible at a rate of $1.25 and therefore we must register an aggregate of 480,000 shares underlying these Notes.

•                  An aggregate of 316,800 shares of common stock issuable upon the exercise of warrants issued in the June 25, 2008 financing transaction.

Method for Determining the Number of Shares Being Registered Hereunder Relating to the Warrants Issued in the February 1, 2007 Private Placement as a Result of Anti-Dilution

As negotiated among us and the investors, pursuant to the terms of the transaction documents entered into by the parties to the February 1, 2007 financing, we are registering the exact number of:

•                  An aggregate of 163,639 shares of common stock issuable upon the exercise of warrants issued in the February 1, 2007 private placement.  Initially, 400,000 shares underlying these warrants were registered in a registration statement that was declared effective by the SEC on March 23, 2007.  The warrants had an initial exercise price of $8.00 per share.  Pursuant to the terms of the warrant agreement, if we issue convertible securities or warrants with an exercise price less than the current exercise price of the warrants issued in the February 1, 2007 private placement, we are required to adjust the exercise price accordingly.  As a result of the June 25, 2008 transaction, the exercise price of the February 1, 2007 warrants was reduced from $8.00 to $5.50 per share.  In addition, pursuant to the warrant agreement, upon any adjustment to the exercise price, the number of shares issuable upon exercise of the warrants must also be adjusted by multiplying such number by a fraction, the numerator of which is the exercise price immediately prior to the adjustment ($8.00 per share) and the denominator of which is the exercise price immediately after the adjustment ($5.50 per share).  Therefore, we multiplied the number of shares that could be acquired by each holder by $8.00/$5.50, or 1.45455.  The following table demonstrates how we determined the number of additional shares underlying the warrants issued on February 1, 2007 to register in the current registration statement as a result of anti-dilution provisions in the warrants:

Selling Stockholder	Number of common shares underlying warrants issued on February 1, 2007 and registered in a previous registration statement	Total number of common shares underlying warrants issued on February 1, 2007, as adjusted for anti-dilution triggered by June 25, 2008 transaction (1)	Number of shares to be included on subsequent registration statement pursuant to Registration Rights Agreement, dated February 1, 2007 (2)
Special Situations Fund III QP, L.P.	160,000	232,728	72,728
Special Situations Private Equity Fund, L.P.	160,000	232,728	72,728
Arnold Schumsky	24,000	34,910	10,910
Joel Pitlor	40,000	58,182	(3)
LaPlace Group LLC	16,000	23,273	7,273

TOTAL	400,000	581,821	163,639

All amounts included in the above table have been retroactively adjusted to reflect a 1 for 25 reverse stock split, effective December 11, 2008.

(1)	Determined by multiplying the number of shares underlying the February 1, 2007 private placement warrants by 1.45455. Fractional amounts are rounded to the nearest whole share.
(2)

Determined by subtracting the number of shares underlying warrants issued on February 1, 2007 from the total shares issuable upon exercise of the warrants, as adjusted for anti-dilution triggered on June 25, 2008.

(3)

The 18,182 shares of common stock underlying warrants issued to Mr. Pitlor as a result of the June 25, 2008 transaction are not being registered in this registration statement.  Mr. Pitlor has orally agreed to waive his registration rights with respect to these shares. We believe Mr. Pitlor’s waiver will extend as long as it is in the best interests of our Company to delay the registration of Mr. Pitlor’s shares.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales effected after the date the registration statement, of which this prospectus is a part, is declared effective by the SEC;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; or

•                  any other method permitted by law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, or (ii) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our capital stock and provisions of our Articles of Organization and By-laws, each as amended, is only a summary. You should also refer to our Articles of Organization, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and our By-laws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no rights under our Articles of Organization or our By-laws regarding dividends unless and until dividends are declared by the board of directors, nor do they have any rights under our Articles of Organization or our By-laws regarding preemption rights. The outstanding shares of common stock are fully paid and non-assessable.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our subsidiaries, nor was any such person connected with us or any of our subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

History

We incorporated in Massachusetts in December 1982 and have been publicly-owned since November 1990. References to our Company contained herein include our two wholly-owned subsidiaries, Precise Medical, Inc. and Wood’s Precision Optics Corporation, Limited, except where the context otherwise requires.

Our Business

We have been a developer and manufacturer of advanced optical instruments since 1982.  We design and produce high-quality medical instruments, optical thin film coatings, micro-optics with characteristic dimensions less than 1 millimeter, or mm, and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a line of world-class 3-D endoscopes for use in minimally invasive surgical procedures. We are registered to the ISO 9001:2000, ISO 13485:2003, and Canadian Medical Devices Conformity Assessment System, or CMDCAS, Quality Standards, and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE marking of our medical products. Our website is www.poci.com. Information contained on our website does not constitute part of this prospectus.

Principal Products and Services and Methods of Distribution

Medical Products: Endoscopes and Image Couplers.  Since 1982, we have manufactured medical products such as endoscopes, as well as image couplers, beamsplitters and adapters, all of which are used as accessories to endoscopes. We have developed and sold endoscopes incorporating various optical technologies for use in a variety of minimally invasive surgical and diagnostic procedures. Our current line of specialized endoscopes include arthroscopes, which are used in joint surgery, laryngoscopes, which are used in the diagnosis of diseases of the larynx, laparoscopes, which are used in abdominal surgery, ENT scopes, which are used for ear, nose and throat procedures, and stereo endoscopes and cameras, which are used in cardiac and general surgery and enable surgeons to visualize the surgical field in 3-D imagery.

We produce autoclavable endoscopes for various applications, which are CE mark certified for European use, and have been designed and tested to withstand sterilization by autoclave, which is sterilization in a superheated steam under pressure, as well as all other commonly used medical sterilization means. The major benefits of instruments that can be autoclaved include increased patient safety, quick turnaround, and elimination of hazardous sterilant and by-product materials, all of which provide increased value to the user compared to alternative sterilization methods.

Since 1985, we have developed, manufactured and sold a proprietary product line of instrumentation to couple endoscopes to video cameras. Included in this product line are imaging couplers. For example, the Series 200 Parfocal Zoom Couplers and the Series 950 Universal Couplers physically connect the endoscope to a video camera system and transmit the image viewed through the scope to the video camera. Our Series 800 Beamsplitters perform the same function while preserving for the viewer an eye port for direct, simultaneous viewing through the endoscope. These devices are sold primarily to endoscope and video camera manufacturers and suppliers for resale under our customers’ names. All of the image couplers and beamsplitters that we manufacture are approved for surgery-approved sterilization. We believe we are one of only a few manufacturers of autoclavable image couplers worldwide.

Medical Products: Next Generation Lenslock TM Endoscopes. We continue to develop and ship our next generation endoscopes that incorporate our leading proprietary Lenslock TM technology (patent pending). Since December 2005, we have shipped over 400 ENT endoscopes with diameter of 2.7 mm that incorporate Lenslock TM technology. We recently completed prototypes of our 4 mm Lenslock TM sinuscope, and 5 mm Lenslock TM laproscope, and are actively pursuing development of our new 4 mm Lenslock TM wide field arthroscope. We believe that Lenslock TM technology has advantages over competitive products due to the ease of manufacture and repair, superior image quality, significant cost effectiveness and quality of repair.  Further, we believe that incorporating this into our endoscope product line could lead to increased sales of this product.

Medical Products: Sub-millimeter Optics and Endoscopes. Utilizing recently developed proprietary techniques, including patent pending micro-precision TM lens fabrication technology, we design and manufacture ultra-small lenses, prisms and assemblies with sizes as small as 0.2 mm. Assemblies range in complexity from the combination of two lens elements to entire imaging systems utilizing multiple micro-optical elements in combination with larger, conventional optics. Developments in medical procedures requiring minimally invasive visualization in very small spaces, in such specialties as spinal surgery, neurosurgery, cardiothoracic surgery, cardiology and pulmonology, have led to products requiring lenses and endoscopes as small as 0.2 millimeters in diameter.

Utilizing our proprietary technology, we currently manufacture a number of products with length and/or diameter less than 1 mm and are actively expanding our product line in this area.

Medical Products: Custom Design and Device Production. We design prototypes and manufacture custom optical medical products to satisfy our customers’ specific requirements. During fiscal year 2007, we completed development and began shipments of an advanced surgical visualization system to a significant new customer. We have received initial follow-on orders for delivery in fiscal year 2009.  The size and extent of future follow-on orders will depend on market acceptance and other considerations.

Industrial Products. In addition to our medical products, we also sell components and assemblies such as image couplers and beamsplitters specially designed for industrial use, including the video-monitored examination of a variety of industrial cavities and interiors, as well as specialized borescopes for industrial applications. Utilizing micro-precision TM technology, we also design and manufacture sub-millimeter optical components and assemblies for industrial use.

Night Vision Optics. We continue to pursue a partnership effort for the proprietary development of a new class of color night vision devices including a new patent-pending eyepiece lens. With a second round of prototypes nearing completion, it is expected that the product incorporating our new night vision lenses will be evaluated by the U.S. government in the near future. We cannot control the timing of current evaluations and cannot therefore predict when, if ever, these night vision lenses might begin to generate revenue.

Optical System Design and Development Services. We are able to provide customers with advanced lens design, imaging analysis, optical system design, structural design and analysis, prototype production and evaluation, optics testing, and optical system assembly. Some of our efforts have led to optical system production business for our Company, and we believe our prototype development service may lead to new product production from time to time.

Competition and Markets

We sell our products in a highly competitive market and we compete for business with both foreign and domestic manufacturers. Many of our current competitors are larger and have substantially greater resources than we do. In addition, there is an ongoing risk that other domestic or foreign companies who do not currently service or manufacture products for our target markets, some with greater experience in the optics industry and greater financial resources than we have, may seek to produce products or services that compete directly with ours.

We believe that competition for sales of our medical products and services, which have been principally sold to medical device companies who incorporate our products into their systems, is based on performance and other technical features, as well as other factors, such as scheduling and reliability, in addition to competitive pricing. We market and sell our endoscopes to customers for incorporation into their own product lines and for resale under their own name. A number of domestic and foreign competitors also sell endoscopes to these customers and our share of the endoscope market is nominal. We believe that, while our resources are substantially more limited than those of our competitors, we can compete successfully in this market on the basis of product quality, price, delivery and innovation.

We currently sell our image couplers, beamsplitters and adapters to a market that consists of approximately 30 to 35 potential customers who manufacture and sell video cameras, endoscopes and video-endoscopy systems. In the past, we have been successful in marketing and selling our products to approximately two-thirds of these customers, and currently estimate that we maintain approximately 20% to 30% of the market share in these products. We plan to continue to focus our sales and marketing efforts in this area, and to work to increase our market share. However, a challenge we face is customers’ own in-house capabilities to manufacture such products.  We estimate that approximately 50% of the market demand for image couplers, beamsplitters and adapters is met by these “captive” facilities. In general, and despite in-house capacity, we believe that many customers continue to purchase products from us in order to devote their own technical resources to their primary products, such as cameras or endoscopes.

Marketing

In May 2006, we initiated efforts to update our sales and marketing activities.  As part of these efforts, we generated new marketing materials for recently developed products, including a newly designed website, www.poci.com.  Since initiating these efforts, we have taken a much more comprehensive view of trade show opportunities, targeting those with specific relevance to recently developed products. Coupled with the recently renewed efforts for select key trade show attendance by our Chief Scientific Officer as well as our overall sales and marketing staff, we believe we have a greater opportunity to reach and follow up a broader customer base than we have previously been able to achieve. These efforts have contributed to recent year-over-year revenue increases, and continue to generate prospects for our leading technologies including, Lenslock TM, micro-precision TM, and custom applications of our core optical capabilities. This includes renewed interest in some of our well-developed products such as our “classic” autoclavable endoscopes and endocouplers, as well as new applications with our micro (fiberoptic) endoscopes.

International Business

We have had negligible direct export sales to date. However, our medical products have received the CE Mark Certification, which permits sales into the European marketplace. We may establish or use production facilities overseas to produce key components for our business, such as lenses. Since the 1990s we have maintained a Hong Kong subsidiary to support business and quality control activities as required throughout Asia. We believe that the cost savings from such production may be essential to our ability to compete on a price basis in the medical products area particularly and to our profitability generally.

Research and Development

We believe that our future success depends to a large degree on our ability to continue to conceive and develop new optical products and services to enhance the performance characteristics and methods of manufacture of existing products. Accordingly, we expect to continue to seek to obtain product-related design and development contracts with customers and to invest our own funds on research and development. We spent $757,852 and $1,312,240 of our own funds, net of reimbursements, during fiscal years 2008 and 2007, respectively, on research and development.

We are currently incorporating our Lenslock TM technology (patent pending) into our line of endoscopes. This proprietary technology ensures lower cost, easier reparability and enhanced durability. We are also aggressively pursuing the design, development and manufacture of ultra-small instruments, some with lenses less than one millimeter in diameter, utilizing its micro-precision TM lens technology (patent pending).

Raw Materials and Principal Suppliers

The basic raw material of the majority of our product line is precision grade optical glass, which we obtain from a few suppliers, principally Schott and Ohara. For optical thin film coatings, the basic raw materials we utilize are metals and dielectric compounds, which we obtain from a variety of chemical suppliers. Certain of the thin film coatings utilized in our products are currently procured from an outside supplier, but most thin film coatings are produced in-house. We believe that our demand for these raw materials and thin film coating services is small relative to the total supply, and that the materials and services required for the production of our products are currently available in sufficient production quantities and will be available for fiscal year 2009. We believe, however, that there are relatively few suppliers of the high quality lenses and prisms, which our endoscopes require. In response, we have established our own optical shop for producing ultra-high quality prisms, micro-optics and other specialized optics for a variety of medical and industrial applications.

Patents and Trademarks

We rely, in part, upon patents, trade secrets and proprietary knowledge as well as personnel policies and employee confidentiality agreements concerning inventions and other creative efforts to develop and to maintain our competitive position. We do not believe that our business is dependent upon any patent, patent pending or license, although we believe that trade secrets and confidential know-how may be important to our scientific and commercial success.

We plan to file for patents, copyrights and trademarks in the United States and in appropriate countries to protect our intellectual property rights to the extent practicable. We hold the rights to several United States and foreign patents and have several patent applications pending, including those for our new generation of 3-D endoscopes, our Lenslock TM endoscope technology and our innovative micro-precision TM lens technology. These patents have expiration dates ranging from June 2009 to June 2028.  We are not aware of any infringements of our patents. We plan to protect our patents from infringement in each instance where we determine that doing so would be economical in light of the expense involved and the level and availability of our financial resources. While we believe that our pending applications relate to patentable devices or concepts, these patents may not be issued and we may not be able to successfully defend these patents or effectively limit the development of competitive products and services.

Employees

As of May 22, 2009, we had 19 full-time employees and 9 part-time employees. There were 16 employees in manufacturing, 6 in engineering/research and development, 1 in sales and marketing and 5 in finance and administration.  We are not a party to any collective bargaining agreements.  We believe our relations with our employees are good.

Customers

Revenues from our largest customers, as a percentage of total revenues, for fiscal years 2008 and 2007 were as follows:

	2008	2007
Customer A	25%	27%
Customer B	20	22
Customer C	11	10
All Others	44	41
	100%	100%

No other customer accounted for more than 10% of our revenues in fiscal years 2008 and 2007. At June 30, 2008, receivables from our largest customers were 27%, 25% and 17% of the total accounts receivable.

Environmental Matters

Our operations are subject to a variety of federal, state and local laws and regulations relating to the discharge of materials into the environment or otherwise relative to the protection of the environment. From time to time, we use a small amount of hazardous materials in our operations. We believe that we comply with all applicable environmental laws and regulations.

Government Regulations on the Business

Domestic Regulation. We currently develop, manufacture and sell several medical products, the marketing of which is subject to governmental regulation in the United States. Medical devices are regulated in the United States by the Food and Drug Administration, or FDA, and, in some cases, by certain state agencies. The FDA regulates the research, testing, manufacture, safety, effectiveness, labeling, promotion and distribution of medical devices in the United States. Generally, medical devices require clearance or approval prior to commercial distribution. Additionally, certain material changes to, and changes in intended use of, medical devices also are subject to FDA review and clearance or approval. Non-compliance with applicable requirements can result in failure of the FDA to grant pre-market clearance or approval, withdrawal or suspension of approval, suspension of production, or the imposition of various other penalties.

We notified the FDA of our intent to market our endoscopes, image couplers, beamsplitters, adapters and video ophthalmoscopes, and the FDA has determined that we may market such devices, subject to the general controls provisions of the Food, Drug and Cosmetic Act. We obtained this FDA permission without the need to undergo a lengthy and expensive approval process due to the FDA’s determination that such devices meet the regulatory standard of being substantially equivalent to an existing approved device.

In the future, we plan to market additional endoscopes and related medical products that may require the FDA’s permission to market such products. We may also develop additional products or seek to sell some of our current or future medical products in a manner that requires us to obtain the permission of the FDA to market such products, as well as the regulatory approval or license of other federal, state and local agencies or similar agencies in other countries. The FDA has authority to conduct detailed inspections of manufacturing plants in order to assure that “good manufacturing practices” are being followed in the manufacture of medical devices, to require periodic reporting of product defects to the FDA and to prohibit the sale of devices which do not comply with law.

Foreign Requirements. Sales of medical device products outside the United States are subject to foreign regulatory requirements that may vary from country to country. Our failure to comply with foreign regulatory requirements would jeopardize our ability to market our products in foreign jurisdictions. The regulatory environment in the European Union for medical device products differs from that in the United States. Medical devices sold in the European Economic Area must bear the CE mark. Devices are classified by manufacturers according to the risks they represent, with a classification of Class III representing the highest risk devices and Class I representing the lowest risk devices. Once a device has been classified, the manufacturer can follow one of a series of conformity assessment routes, typically through a registered quality system, and demonstrate compliance to a “European Notified Body.” The CE mark may then be applied to the device. Maintenance of the system is ensured through annual on-site audits by the notified body and a post-market surveillance system requiring the manufacturer to submit serious complaints to the appropriate governmental authority. All of our medical products are CE mark certified.

DESCRIPTION OF PROPERTY

We conduct our domestic operations at two facilities in Gardner, Massachusetts. The main Gardner facility is leased from a corporation owned by an individual who is one of our officers and serves on our board of directors. The lease terminated in December 1999 and we are currently a tenant-at-will. We rent the other Gardner facility on a month-to-month basis. We rent office space in Hong Kong for sales, marketing and supplier quality control and liaison activities of our Hong Kong subsidiary.

We believe these facilities are adequate for our current operations and adequately covered by insurance. Significant increases in production or the addition of significant equipment additions or manufacturing capabilities in connection with the production of our line of endoscopes, optical thin films and other products may; however, require the acquisition or lease of additional facilities. We may establish production facilities domestically or overseas to produce key assemblies or components, such as lenses, for our products. Overseas facilities may subject us to the political and economic risks associated with overseas operations. The loss of or inability to establish or maintain such additional domestic or overseas facilities could materially adversely affect our competitive position and profitability.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “PEYE.OB.” The following table sets forth the high and low bid prices for our common stock for each quarter during the last two fiscal years and the subsequent interim period as quoted on the OTCBB. Such OTCBB market quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions. All prices have been adjusted to reflect a 1 for 25 reverse stock split, effective December 11, 2008.

	High	Low
For the Fiscal Year Ended June 30, 2009
First Quarter ended September 30, 2008	$3.25	$1.00
Second Quarter ended December 31, 2008	$2.25	$0.10
Third Quarter ended March 31, 2009	$1.01	$0.16

For the Fiscal Year Ended June 30, 2008
First Quarter ended September 30, 2007	$10.00	$5.00
Second Quarter ended December 31, 2007	$8.75	$3.00
Third Quarter ended March 31, 2008	$6.00	$2.75
Fourth Quarter ended June 30, 2008	$5.00	$2.50

For the Fiscal Year Ended June 30, 2007
First Quarter ended September 30, 2006	$12.25	$6.25
Second Quarter ended December 31, 2006	$12.25	$6.25
Third Quarter ended March 31, 2007	$15.00	$8.00
Fourth Quarter ended June 30, 2007	$12.50	$8.00

Holders

As of May 22, 2009, we had approximately 81 holders of record of our common stock. Holders of record include nominees who may hold shares on behalf of multiple owners.

Dividends

We have not declared any dividends during the last two fiscal years and through the quarter ended March 31, 2009. At present, we intend to retain our earnings, if any, to finance research and development and expansion of our business.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2008, regarding our compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance. Information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	97,232	$15.75	137,098
Equity compensation plans not approved by security holders	—	—	—
Total	97,232	$15.75	137,098

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Precision Optics Corporation, Inc.:

We have audited the accompanying consolidated balance sheets of Precision Optics Corporation, Inc. and subsidiaries (the Company) as of June 30, 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Precision Optics Corporation, Inc. and subsidiaries as of June 30, 2008  and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring net losses and negative cash flows from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stowe & Degon

Leominster, Massachusetts

September 23, 2008 except with respect to the stock split discussed in Note 9 as to which the date is December 15, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Precision Optics Corporation, Inc.:

We have audited the accompanying consolidated balance sheet of Precision Optics Corporation, Inc. and subsidiaries (the Company) as of June 30, 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Precision Optics Corporation, Inc. and subsidiaries as of June 30, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the notes to the consolidated financial statements, effective July 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring net losses and negative cash flows from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Vitale, Caturano & Company, P.C.

VITALE, CATURANO & COMPANY, P.C.

Boston, Massachusetts

September 26, 2007 (except with respect

to the reverse stock split discussed in Note 9

as to which the date is December 15, 2008)

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets at June 30, 2008 and 2007

	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$885,988	$840,179
Accounts receivable (net of allowance for doubtful accounts of approximately $7,400 and $11,159 in 2008 and 2007, respectively)	387,224	801,206
Inventories	608,431	904,736
Prepaid expenses	36,749	53,039

Total current assets	1,918,392	2,599,160
Fixed Assets:
Machinery and equipment	2,352,634	3,559,384
Leasehold improvements	553,596	553,596
Furniture and fixtures	149,738	150,603
Vehicles	42,343	42,343

	3,098,311	4,305,926

Less—Accumulated depreciation and amortization	2,935,922	4,148,239

Net fixed assets	162,389	157,687
Other Assets:
Cash surrender value of life insurance policies	5,465	4,438
Patents, net	195,391	274,311

Total other assets	200,856	278,749

	$2,281,637	$3,035,597
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$364,409	$343,730
Customer advances	91,105	2,690
Accrued employee compensation	293,497	270,437
Accrued professional services	94,312	75,616
Accrued warranty expense	25,000	25,000
Other accrued liabilities	912	914

Total current liabilities	869,235	718,387

10% Senior secured convertible notes	10,304	—

Commitments (Note 3)

Stockholders’ Equity:
Common stock, $0.01 par value-Authorized—50,000,000 shares Issued and outstanding—1,018,411 shares at June 30, 2008 and June 30, 2007	10,184	10,184
Additional paid-in capital	38,149,655	37,441,413
Accumulated deficit	(36,757,741)	(35,134,387)

Total stockholders’ equity	1,402,098	2,317,210

	$2,281,637	$3,035,597

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Statements of Operations for the

Years Ended June 30, 2008 and 2007

	2008	2007
Revenues	$2,902,219	$2,477,469

Cost of Goods Sold	2,110,217	2,002,196

Gross profit	792,002	475,273

Research and Development Expenses, net	757,852	1,312,240

Selling, General and Administrative Expenses	1,867,093	2,097,959

Gain on Sale of Product Line	(210,549)	—

Total operating expenses	2,414,396	3,410,199

Operating loss	(1,622,394)	(2,934,926)

Interest Income (Expense), net	(48)	46,011

Loss before provision for income taxes	(1,622,442)	(2,888,915)

Provision for Income Taxes	912	914

Net loss	$(1,623,354)	$(2,889,829)

Loss per Share - Basic and Diluted	$(1.59)	$(3.68)

Weighted Average Common Shares Outstanding - Basic and Diluted	1,018,411	784,995

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

for the Years Ended June 30, 2008 and 2007

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

Balance, June 30, 2006	618,411	$6,184	$34,878,271	$(32,244,558)	$2,639,897

Proceeds from sale of common stock and warrants, net	400,000	4,000	2,372,216	—	2,376,216

Stock-based compensation	—	—	190,926	—	190,926

Net loss	—	—	—	(2,889,829)	(2,889,829)

Balance, June 30, 2007	1,018,411	$10,184	$37,441,413	$(35,134,387)	$2,317,210

Proceeds from issuance of senior convertible notes and warrants allocated to warrants	—	—	399,000	—	399,000

Proceeds from issuance of senior convertible notes and warrants allocated to beneficial conversion feature	—	—	201,000	—	201,000

Stock-based compensation	—	—	108,242	—	108,242

Net loss	—	—	—	(1,623,354)	(1,623,354)

Balance, June 30, 2008	1,018,411	$10,184	$38,149,655	$(36,757,741)	$1,402,098

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows for the

Years Ended June 30, 2008 and 2007

	2008	2007

Cash Flows from Operating Activities:
Net loss	$(1,623,354)	$(2,889,829)
Adjustments to reconcile net loss to net cash used in operating activities- Depreciation and amortization	161,169	120,404
Gain on sale of product line	(210,549)	—
Provision for inventory write-down	39,059	31,100
Stock-based compensation expense	108,242	190,926
Non-cash interest expense	10,304	—
Changes in operating assets and liabilities-
Accounts receivable, net	413,982	(420,109)
Inventories	237,141	(490,034)
Prepaid expenses	16,290	(7,127)
Accounts payable	20,679	125,072
Customer advances	88,415	2,690
Accrued expenses	41,754	1,989

Net cash used in operating activities	(696,868)	(3,334,918)

Cash Flows from Investing Activities:
Purchases of property and equipment	(58,718)	(139,667)
Proceeds from sale of product line	250,000	—
Product line sale costs	(19,051)	—
Increase in other assets	(29,554)	(91,880)

Net cash provided by (used in) investing activities	142,677	(231,547)

Cash Flows from Financing Activities:
Proceeds from issuance of senior convertible notes and warrants	600,000	—
Gross proceeds from private placement	—	2,500,000
Payment of offering costs	—	(123,784)

Net cash provided by financing activities	600,000	2,376,216

Net increase (decrease) in cash and cash equivalents	45,809	(1,190,249)

Cash and cash equivalents, beginning of year	840,179	2,030,428

Cash and cash equivalents, end of year	$885,988	$840,179

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for- Income taxes	$912	$914

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Cost of inventory sold as part of product line disposal	$20,105	$—

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Nature of Business and Liquidity

Precision Optics Corporation, Inc. (the “Company”) designs, develops, manufactures and sells specialized optical systems and components and optical thin-film coatings. The Company conducts business in one industry segment only and its customers are primarily domestic. The Company’s products and services fall into two principal areas: (i) medical products for use by hospitals and physicians; and (ii) advanced optical system design and development services and products used by industrial customers.

The Company has sustained recurring net losses and negative cash flows from operations for several years. During the year ended June 30, 2008, the Company incurred a net loss of $1,623,354 and used cash in operations of $696,868. As of June 30, 2008, cash and cash equivalents were $885,988, accounts receivable were $387,224 and current liabilities were $869,235, resulting in a net liquid asset amount of $403,977.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  During the latter part of fiscal year 2008, the Company implemented plans to reduce costs and to streamline operations in an effort to reduce net losses.  This has resulted in an increase in gross profit and simultaneous decreases in operating expenses, thereby reducing losses substantially, particularly in the third and fourth quarters of fiscal year 2008.  The Company believes that the recent introduction of several new products, along with new and on-going customer relationships, will generate additional revenues, which are required in order for the Company to achieve profitability. If these additional revenues are not achieved on a timely basis, the Company will be required and is prepared to implement further cost reduction measures, as necessary.

The Company has incurred quarter to quarter operating losses during its recent efforts to develop current products including endoscopes, image couplers, beamsplitters, thin film coatings, night vision and micro-optic lenses, prisms and assemblies for various applications and utilizing a number of proprietary and patent-pending technologies including Lenslock TM endoscope and micro-precision TM lens technologies. Management expects that such operating losses will continue through fiscal year 2009, and until sales increase to breakeven and profitable levels. Management also believes that the opportunities represented by these products have the potential to generate sales increases to achieve breakeven and profitable results. The Company will continue its review of other expense areas to determine where additional reductions in discretionary spending can be achieved. There can be no assurance that the Company’s operating plans will be successful, and if so required, that the Company will be successful in obtaining the capital necessary to continue ongoing operations.

In April 2006, the Company completed a private placement, issuing 338,000 shares of common stock. Net cash proceeds to the Company (after offering costs of $49,725) were $2,062,775. In February 2007, the Company completed a private placement, pursuant to which it sold an aggregate of 400,000 shares of common stock and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. Net cash proceeds to the Company (after offering costs of $123,784) were $2,376,216 (see Note 4). In June 2008, the Company issued senior secured convertible notes and warrants, raising cash proceeds of $600,000.

During the past year, the introduction of several new products, along with new and on-going customer relationships, has resulted in significant revenue growth. The Company believes that with continued promotion, these opportunities have the potential to continue the general trend of increasing revenues, which, along with enhanced operations are required in order for the Company to achieve profitability.

(b)     Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. All shares and per share data reflect the effects of a 1-for-25 reverse stock split that became effective on December 11, 2008.

(c)     Revenues

The Company recognized revenue in accordance with Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB No. 104”), which requires that four basic criteria must be met before revenue can be recognized:

(1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. The Company’s shipping terms are customarily FOB shipping point. The Company’s revenue recognition practices comply with the guidance in the bulletin.

The sales price of products and services sold is fixed and determinable after receipt and acceptance of a customer’s purchase order or properly executed sales contract, typically before any work is performed. Management reviews each customer purchase order or sales contract to determine that the work to be performed is specified and there are no unusual terms and conditions that would raise questions as to whether the sales price is fixed or determinable. The Company assesses credit worthiness of customers based upon prior history with the customer and assessment of financial condition. Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for that portion of accounts receivable considered to be uncollectible, based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified.

The Company’s revenue transactions typically do not contain multiple deliverable elements for future performance obligations to customers, other than a standard one-year warranty on materials and workmanship, the estimated costs for which are provided for at the time revenue is recognized.

Revenues for industrial and medical products sold in the normal course of business are recognized upon shipment when delivery terms are FOB shipping point and all other revenue recognition criteria have been met. Gross shipping charges reimbursable from customers, to deliver product, are insignificant and are included in Revenues, while shipping costs are classified as the Selling, General and Administrative Expenses section of the Consolidated Statement of Operations.

(d)     Cash and Cash Equivalents

The Company includes in cash equivalents all highly liquid investments with original maturities of three months or less at the time of acquisition. Cash and cash equivalents of $885,988 and $840,179 at June 30, 2008 and 2007, respectively, consist primarily of cash at banks and money market funds. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(e)     Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead. The components of inventories at June 30, 2008 and 2007 are as follows:

	2008	2007
Raw material	$347,298	$511,588
Work-in-progress	177,464	349,936
Finished goods	83,669	43,212

	$608,431	$904,736

The Company provides for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

During fiscal years 2008 and 2007, the Company recorded pre-tax non-cash provisions for slow-moving and obsolete inventories of approximately $39,000 and $31,100, respectively.

(f)    Property and Equipment

Property and equipment are recorded at cost. Maintenance and repair items are expensed as incurred. The Company provides for depreciation and amortization by charges to operations, using the straight-line and declining-balance methods, which allocate the cost of property and equipment over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Machinery and equipment	2-7 years
Leasehold improvements	Shorter of lease term or estimated useful life
Furniture and fixtures	5 years
Vehicles	3 years

Amortization of assets under capital leases is included in depreciation expense. Depreciation expense was $53,720 and $57,911 for the years ended June 30, 2008 and 2007, respectively.

(g)     Significant Customers and Concentration of Credit Risk

Statement of Financial Accounting Standards (“SFAS”) No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance sheet and credit risk.

Financial instruments that subject the Company to credit risk consist primarily of cash equivalents and trade accounts receivable. The Company places its investments with highly rated financial institutions. The Company has not experienced any losses on these investments to date. At June 30, 2008, receivables from the Company’s largest customers were 27%, 25% and 17% of the total accounts receivable. At June 30, 2007, receivables from the Company’s largest customer were 61% of the total accounts receivable. No other customer accounted for more than 10% of the Company’s receivables as of June 30, 2008 and 2007. The Company has not experienced any material losses related to accounts receivable from individual customers. The Company generally does not require collateral or other security as a condition of sale rather relying on credit approval, balance limitation and monitoring procedures to control credit risk of trade account financial instruments. Management believes that allowances for doubtful accounts, which are established based upon review of specific account balances and historical experience, are adequate.

Revenues from the Company’s largest customers, as a percentage of total revenues, were as follows:

	2008	2007
Customer A	25%	27%
Customer B	20	22
Customer C	11	10
All Others	44	41
	100%	100%

No other customer accounted for more than 10% of the Company’s revenues in fiscal years 2008 and 2007.

(h)     Loss per Share

The Company calculates earnings per share according to SFAS No. 128, Earnings per Share. Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. For each of the two years in the periods ended June 30, 2008 and 2007, the effect of stock options was anti-dilutive; therefore, they were not included in the computation of diluted loss per share. The number of shares issuable upon the exercise of outstanding stock options and warrants that were excluded from the computation, as their effect would be anti-dilutive, was approximately 996,066 and 501,303 during fiscal 2008 and 2007, respectively.

(i)     Stock-Based Compensation

On July 1, 2006, the Company adopted SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS No. 123(R)”), which requires the measurement and recognition of all compensation costs for all stock based awards made to employees and the Board of Directors based upon fair value over the requisite service period for awards expected to vest. Prior to adoption, the Company accounted for stock options under the intrinsic value method set in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Share-based Compensation”  (“SFAS No. 123”), as amended.

SFAS 123(R) requires the Company to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company adopted SFAS 123(R) using the modified prospective transition method which required the application of the accounting standard starting July 1, 2006, the first day of the Company’s fiscal year 2007. Prior period information has not been restated to reflect the fair value method of expensing share-based awards. Stock-based compensation costs recognized for the year ended June 30, 2008 and 2007 amounted to $108,242 and $190,926, respectively.

(j)     Foreign Currency Translation

The Company translates certain accounts and financial statements of its foreign subsidiary in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of the Company’s foreign subsidiary is the United States dollar. Transaction gains or losses are reflected in the accompanying consolidated statements of operations and have not been significant.

(k)     Patents

Patents are carried at cost, less accumulated amortization of $623,063 and $515,615 at June 30, 2008 and 2007, respectively. Such costs are amortized using the straight-line method over the shorter of their legal or estimated useful lives, generally five to ten years. Amortization expense was $107,448 and $62,493 for the years ended June 30, 2008 and 2007, respectively. Amortization expense is expected to be approximately $30,000, $28,000, $27,000, $26,000 and $25,000, respectively, for the years ending June 30, 2009 through June 30, 2013.

(l)     Financial Instruments

SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosures about the fair value of financial instruments. Financial instruments consist principally of cash equivalents, accounts receivable, accounts payable, and accrued expenses. The estimated fair value of these financial instruments approximates their carrying value due to the short-term nature of these financial instruments.

(m)     Long-Lived Assets

The Company accounts for long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(n)     Warranty Costs

The Company does not incur future performance obligations in the normal course of business other than providing a standard one-year warranty on materials and workmanship to its customers. The Company provides for estimated warranty costs at the time product revenue is recognized. Warranty costs have been included as a component of cost of goods sold in the accompanying consolidated statements of operations. The following tables summarize warranty reserve activity for the two years ended June 30, 2008:

	2008	2007

Balance at beginning of period	$25,000	$50,000
Provision (credit) for warranty claims	2,619	(14,197)
Warranty claims incurred	(2,619)	(10,803)
Balance at end of period	$25,000	$25,000

(o)     Research and Development

Research and development expenses are charged to operations as incurred. The Company groups development and prototype costs and related reimbursements in research and development. For the years ended June 30, 2008 and 2007, research and development expense is shown net of reimbursements of $224,107 and $101,309, respectively, in the accompanying statements of operations.

(p)     Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owners sources.

The Company’s comprehensive loss for the years ended June 30, 2008 and 2007 was equal to its net loss for the same periods.

(q)     Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment.

(r)     Segment Reporting

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions about how to allocate resources and assess performance. The Company’s chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer. To date, the Company has viewed its operations and manages its business as principally one segment. For all periods presented, over 90% of the Company’s sales have been to customers in the United States.

(s)     Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(t)     Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008 (July 1, 2009 for the Company). The impact of this Statement on the Company’s financial position, results of operations and cash flows will be dependent on the terms, conditions and details of such acquisitions.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159), which allows the Company to choose to measure selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (July 1, 2008 for the Company). The Company is in the process of evaluating the impact of this authoritative guidance on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157), which provides a single definition of fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement defined as the price that would be received to sell an asset or liability in an orderly transaction between market participants at the measurement date. Thus, SFAS No. 157 adheres to a definition of fair value based upon exit price as opposed to entry price (i.e. the price paid to acquire an asset or liability). This pronouncement is effective for fiscal years beginning after November 15, 2007 (July 1, 2008 for the Company). The Company is in the process of evaluating the impact of this authoritative guidance on its consolidated financial statements.

(2)     10% SENIOR SECURED CONVERTIBLE NOTES

On June 25, 2008, the Company entered into a Purchase Agreement with institutional and other accredited investors pursuant to which it sold an aggregate of $600,000 of 10% Senior Secured Convertible Notes, which are convertible into an aggregate of 480,000 shares of common stock, par value $0.01 per share, at a conversion price of $1.25 per share, and warrants to purchase an aggregate of

316,800 shares of common stock at an exercise price of $1.75 per share. The Investors are current stockholders of the Company. Interest accrues on the Notes at a rate of 10% per annum and is payable upon the earlier of conversion or maturity of the Notes. The Notes mature on June 25, 2010, and the Warrants expire on June 25, 2015. The Notes and Warrants are not convertible or exercisable until the Company implements a reverse stock split, which requires the approval of its stockholders and the effectiveness of an amendment (the “Amendment”) to its Articles of Organization to effect the reverse stock split. The closing of the sale of the Notes and Warrants occurred on June 25, 2008.

The Purchase Agreement contains customary representations and warranties of the Company and the Investors, and the Notes contain customary covenants binding on the Company and customary events of default. If an event of default occurs and is uncured within the allowable grace period, if any, the Investors may declare all amounts under the Notes immediately due and payable and may pursue any other available remedies.

The Notes are secured by a pledge of the Company’s assets under the terms of a Pledge and Security Agreement and the security documents ancillary thereto.

Pursuant to a Registration Rights Agreement entered into with the Investors on June 25, 2008, the Company has agreed to file a registration statement with the Securities and Exchange Commission by the earlier of (i) two days following the effectiveness of the Amendment or (ii) December 15, 2008, to register the resale of the common stock issuable upon the conversion of the Notes and the exercise of the Warrants. The Company has also agreed to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after filing and has agreed to take certain other actions related to the effectiveness of the registration statement.

The 10% senior secured convertible notes consist of the following:

	June 30, 2008	June 30, 2007
10 % Senior Secured Convertible Notes issued on June 25, 2008, convertible into common stock at $1.25 per share, bearing interest at 10% per annum. Outstanding principal and accrued interest are due at maturity, June 25, 2010.	$600,000	$—
Accrued interest – 10% coupon	833	—
Unamortized discount	(590,529)	—
	$10,304	$—

Upon issuance of the Notes and Warrants, the proceeds of $600,000 were allocated between the Notes and Warrants based on relative fair values. The value of the Warrants was recorded as a discount to the Notes, with a corresponding increase to additional paid-in capital.  The fair value of the Warrants was determined using the Black-Scholes method, with the following assumptions:

Expected life	7 years
Risk-free rate	4.84%
Expected Dividends	0.00%
Volatility factor	154%

In accordance with EITF 00-27, Application of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the proceeds from the issuance of the 10% senior secured convertible notes were first allocated between the Notes and the Warrants. The value of the conversion feature was then calculated, which resulted in an effective conversion ratio that was less than the market price of the Company’s common stock. The intrinsic value of this beneficial conversion feature was recorded as a further discount to the Notes, equal to the difference between the effective conversion ratio and the market price of the Company’s common stock, with a corresponding increase to additional paid-in capital.

The following summarizes the discount on 10% senior secured convertible notes as of June 30:

	2008	2007

Discount – beginning balance	$—	$—
Proceeds allocated to warrants	399,000	—
Beneficial conversion feature – intrinsic value	201,000	—
Less: amortization of discount	(9,471)	—
Discount – ending balance	$590,529	$—

(3)         COMMITMENTS

(a)         Related Party Transactions

The Company leases one of its facilities from a corporation owned by an officer-director-shareholder of the Company. The Company is currently a tenant-at-will, paying rent of $9,000 per month. Total rent expense paid to related parties was $108,000 in each of fiscal years 2008 and 2007, and is included in the accompanying consolidated statements of operations.

The Company paid or accrued fees to a director of $60,000 in each of fiscal years 2008 and 2007 for consulting services.

Another director is a former partner in a law firm who has performed legal services for the Company during fiscal 2008 and 2007 totaling approximately $151,000 and $217,000, respectively. This director retired from his position as a member of the Board of Directors of the Company, effective at the close of business on June 28, 2007.

(b)         Operating Lease Commitments

The Company has entered into operating leases for its office space and equipment that expire at various dates through fiscal year 2009. Total future minimum rental payments under all non-cancelable operating leases are approximately $33,800 in fiscal 2009 and $7,500 thereafter.

Rent expense on operating leases, excluding the related party rent described above, was approximately $46,900 and $47,500 for the years ended June 30, 2008 and 2007, respectively.

(4)         STOCKHOLDERS’ EQUITY

(a)         Stock Options

Stock-based compensation costs recognized for the year ended June 30, 2008 and 2007, included compensation costs for awards granted prior to, but not yet vested as of July 1, 2006 (adoption date), as well as any new grants issued after July 1, 2006. Total costs recognized during the year ended June 30, 2008 and 2007 amounted to $108,242 and $190,926, respectively, and were included in the accompanying consolidated statements of operations in: selling, general and administrative expenses (2008 - $83,161; 2007 - $164,831), cost of goods sold (2008 - $18,635; 2007 - $19,435), and research and development expenses, net (2008 - $6,446; 2007 - $6,660). No compensation has been capitalized because such amounts would have been immaterial. There was no net income tax benefit recognized related to such compensation for the years ended June 30, 2008 or 2007, as the Company is currently in a loss position. The total amount of options granted during the year ended June 30, 2008 was 1,200.

As of June 30, 2008, the unrecognized compensation costs related to options vesting will be primarily recognized over a period of approximately 3 years:

OPTIONS	2009	2010	2011	TOTAL
Compensation Expense	$80,018	$16,930	$16,930	$113,878

On November 10, 2005, the FASB issued FASB Staff Position SFAS 123R-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. The Company has elected to adopt the alternative transition method provided by the FASB Staff Position for calculating the tax effects (if any) of stock-based compensation expense pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact to the additional paid-in capital pool and the consolidated statement of operation and cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Upon adoption of SFAS 123(R), in accordance with Staff Accounting Bulletin No. 107, Share-Based Payment, the Company selected the Black-Scholes option-pricing model as the most appropriate method for determining the estimated fair value for the stock awards. The Black-Scholes method of valuation requires several assumptions: (1) the expected term of the stock award; (2) the expected future stock volatility over the expected term; and (3) risk-free interest rate. The expected term represents the expected period of time the Company believes the options will be outstanding based on historical information. Estimates of expected future stock price volatility are based on the historic volatility of the Company’s common stock and the risk free interest rate is based on the U.S. Zero-Bond rate. The Company utilizes a forfeiture rate based on an analysis of the Company’s actual experience. The fair value of options at date of grant was estimated with the following assumptions:

	Years Ended
	June 30, 2008	June 30, 2007
Assumptions:
Option life	5.3 years	5.3 years
Risk-free interest rate	4.84%	4.67%
Stock volatility	147%	108%
Dividend yield	0	0
Weighted average fair value of grants	$0.29	$0.22

Stock Option and Other Compensation Plans:

The type of share-based payments currently utilized by the Company is stock options.

The Company has various stock option and other compensation plans for directors, officers, and employees. The Company has the following stock option plans outstanding as of June 30, 2008: Amended and Restated 1997 Incentive Plan and the 2006 Equity Incentive Plan. Vesting periods are at the discretion of the Board of Directors and typically average five years. Options under these plans are granted at fair market value and have a term of ten years from the date of grant.

During fiscal 2007, the stockholders approved an equity incentive plan (the “2006 Incentive Plan”), which provides eligible participants (certain employees, directors, consultants, etc.) the opportunity to receive a broad variety of equity based and cash awards. Options granted vest and are exercisable for periods determined by the Board of Directors, not to exceed 10 years from the date of grant. A total of 139,898 shares of common stock have been reserved for issuance under the 2006 Incentive Plan. At June 30, 2008, a total of 2,800 stock options are outstanding and 137,098 shares of common stock were available for future grants under the 2006 Incentive Plan.

During fiscal 1998, the stockholders approved an incentive plan (the “1997 Incentive Plan”), which provided eligible participants (certain employees, directors, consultants, etc.) the opportunity to receive a broad variety of equity based and cash awards. Options granted vest and are exercisable for periods determined by the Board of Directors, not to exceed 10 years from the date of grant. Options for a total of 94,432 shares of common stock are outstanding at June 30, 2008 under the 1997 Incentive Plan, as amended and restated in fiscal year 2006. Prior to the adoption of the 2006 Incentive Plan, 9,000 stock options were granted in fiscal year 2007 under the 1997 Incentive Plan. Upon the adoption of the 2006 Incentive Plan, no new awards were granted under the 1997 Plan. No shares are available for future grants under the Company’s 1997 Stock Option Plan.

The following tables summarize stock option activity for the two years ended June 30, 2008:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at June 30, 2006	91,135	$16.50	9.86 years
Grants	10,600	6.75
Exercises	—
Cancellations	(400)	13.75

Outstanding at June 30, 2007	101,335	$15.50	8.57 years
Grants	1,200	7.75
Exercises	—
Cancellations	(5,303)	9.00
Outstanding at June 30, 2008	97,232	$15.75	7.56 years

Information related to the stock options outstanding as of June 30, 2008 is as follows:

Range of Exercise Prices	Number of Shares	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Exercisable Number of Shares	Exercisable Weighted- Average Exercise Price
$6.25	6,600	8.27	$6.25	3,267	$6.25
$7.75	1,200	9.42	7.75	1,200	7.75
$11.50	800	7.42	11.50	800	11.50
$13.75	51,272	7.86	13.75	39,996	13.75
$20.75	37,360		20.75	37,360	20.75
$6.25-$20.75	97,232	7.56	$15.75	82,623	$16.50

The aggregate intrinsic value of the Company’s “in-the-money” outstanding and exercisable options as of June 30, 2008 was $0 and $0, respectively.

On June 13, 2005, the Company issued options to purchase 37,360 shares (“Performance Options”) of common stock at an exercise price of $20.75 per share. At the date of issuance, 30% of the options vested immediately, and the remaining options were subject to vesting upon the achievement of certain financial milestones by the Company. During fiscal 2007, certain of these milestones were met, and an additional 35% of the options vested as of July 31, 2007. During the first quarter of fiscal year 2008, the additional milestones were met, and the remaining 35% of the options vested on October 31, 2007.

(b)         Sale of Stock

In February 2007, the Company completed a private placement with institutional and other accredited investors pursuant to which it sold an aggregate of 400,000 shares of common stock, at a price of $6.25 per share and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. In conjunction with the issuance by the Company of senior convertible notes and warrants on June 25, 2008, certain anti-dilution provisions of the existing warrants were triggered. As a result, the number of existing warrants was increased from 400,000 to 581,821 and the related exercise price was decreased from $8.00 per share to $5.50 per share. Net cash proceeds to the Company (after offering costs of $123,784) were $2,376,216. On March 16, 2007, in order to fulfill its contractual obligations, the Company filed a registration statement with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, to register for resale the shares of common stock issued and the shares of common stock issuable upon the exercise of the warrants sold in this private placement. The Company’s registration statement on Form SB-2 covering the securities sold in the private placement was declared effective on March 23, 2007. The Company is obligated to keep the registration statement effective until the earlier of (i) such time as all of the shares covered by the prospectus have been sold or (ii) the date on which the shares may be resold pursuant to Rule 144(k) of the Securities Act of 1933 (the “Securities Act”). Except in the event of adverse market conditions and certain permitted delays, if the Company fails to maintain the effectiveness of the prospectus then it will be required to pay liquidated damages to the holders of shares registered there under in an amount equal to 1.0% of the aggregate amount invested by such holder for each 30-day period or pro rata for any portion thereof following the date by which such prospectus should have been effective.

In April 2006, the Company completed a private placement, issuing 338,000 shares of common stock. Net cash proceeds (after offering costs of $49,725) to the Company were $2,062,775. On July 25, 2006, in order to fulfill its contractual obligations, the Company filed a registration statement with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, to register for resale the shares of common stock sold in this private placement. The Company’s registration statement on Form SB-2 covering the securities sold in this private placement was declared effective on August 14, 2006. The Company is obligated to keep the registration statement effective until the earlier of (i) two years after the date of the closing of the private placement, (ii) the date on which the shares may be resold by the purchasers without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, or (iii) such time as all shares purchased by such stockholders have been sold.

(c)         Warrants

In conjunction with the sale of the 10% Senior Secured Convertible Notes on June 25, 2008 mentioned above, the Company issued warrants to purchase an aggregate of 316,800 shares of Common Stock at an exercise price of $1.75 per share. The Warrants expire on June 25, 2015 and are not exercisable until the Company implements a reverse stock split, which requires the approval of its stockholders and the effectiveness of an amendment to its Articles of Organization to effect the reverse stock split.

(5)         INCOME TAXES

The provision for income taxes in the accompanying consolidated statements of operations consists of the minimum statutory state income tax liability of $912 and $914 for the years ended June 30, 2008 and 2007, respectively.

A reconciliation of the federal statutory rate to the Company’s effective tax rate for the two years ended June 30 is as follows:

	2008	2007
Income tax benefit at federal statutory rate	(34.0)%	(34.0)%

Increase (decrease) in tax resulting from- State taxes, net of federal benefit	(6.8)	(5.6)
Change in valuation allowance	43.0	42.3
Nondeductible items	1.1	0.6

Other	(3.2)	(3.3)
Effective tax rate	0.1%	0.0%

The components of deferred tax assets and liabilities at June 30, 2008 and 2007 are approximately as follows:

	2008	2007
Deferred tax assets:
Net operating loss carry forwards	$2,035,000	$1,510,000
Tax credit carry forwards	96,000	58,000
Reserves and accruals not yet deducted for tax purposes	151,000	17,000
Total deferred tax assets	2,282,000	1,585,000
Valuation allowance	(2,282,000)	(1,585,000)

Net deferred tax asset	$—	$—

The Company has provided a valuation allowance to reduce the net deferred tax asset to an amount the Company believes is “more likely than not” to be realized. The valuation allowance decreased in fiscal 2008 by approximately $697,000.

At June 30, 2008, the Company had federal and state net operating loss carry forwards of approximately $4,400,000 and $4,100,000, respectively, which will, if not used, expire at various dates from 2009 through 2027. In addition, the Company had net operating loss carry forwards from its Hong Kong operations of approximately $1,500,000, which carry forward indefinitely.

(6)         PROFIT SHARING PLAN

The Company has a defined contribution 401K profit sharing plan. Employer profit sharing and matching contributions to the plan are discretionary. No employer profit sharing contributions were made to the plan in fiscal years 2008 and 2007. Employer matching contributions to the plan amounted to $17,473 and $42,335 for fiscal years 2008 and 2007, respectively.

(7)         CASH SURRENDER VALUE OF LIFE INSURANCE POLICIES

The Company maintains a whole life insurance policy for a senior executive, which policy is recorded at its cash surrender value. As of June 30, 2008 and June 30, 2007, the cash surrender value of these policies is $5,465 and $4,438, respectively.

(8)         SALE OF PRODUCT LINE

On January 18, 2008, the Company entered into an Asset Purchase Agreement for the sale of its custom optical thin film product line and completed the sale on the same date. The assets sold included equipment, certain inventory, intellectual property, and a customer list. The purchase price was $250,000, and the Company will also receive a royalty of 25% of revenues exceeding $300,000 annually from the purchased customer list for a three-year period. The Company recognized a gain of $210,549 from the sale of the product line, recorded in the quarter ended March 31, 2008.

(9)         SUBSEQUENT EVENT

Effective as of the open of business on December 11, 2008, the Company effected a reverse stock split of its common stock, par value $0.01 per share. Every twenty-five shares of common stock were reclassified and combined into one share of common stock, and the Company’s stock ticker symbol on the OTCBB was changed from POCI.OB to PEYE.OB.  No fractional shares were issued as a result of the reverse stock split.  Instead, each resulting fractional share of common stock was rounded up to one whole share.  The reverse stock split reduced the number of shares of common stock outstanding from 25,458,212 to 1,018,411.  The total number of authorized shares of common stock continued to be 50,000,000 and the par value per share of the common stock continued to be $0.01.

All shares and per share data in the accompanying consolidated financial statements reflect the effects of the 1-for-25 reverse stock split that became effective on December 11, 2008.  In addition, capital stock has been decreased by $244,398, with a corresponding increase to paid-in capital to reflect the adjusted number of shares of $0.01 par value common stock outstanding as a result of the 1-for-25 reverse stock split.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31, 2009	June 30, 2008
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$509,475	$885,988
Accounts Receivable, net	444,462	387,224
Inventories, net	706,123	608,431
Prepaid Expenses	50,570	36,749
Total Current Assets	1,710,630	1,918,392
PROPERTY AND EQUIPMENT
Machinery and Equipment	2,352,634	2,352,634
Leasehold Improvements	553,596	553,596
Furniture and Fixtures	149,738	149,738
Vehicles	42,343	42,343
	3,098,311	3,098,311

Less: Accumulated Depreciation	(2,961,954)	(2,935,922)
Net Property and Equipment	136,357	162,389
OTHER ASSETS
Cash surrender value of life insurance policies	—	5,465
Patents, net	179,716	195,391
Total Other Assets	179,716	200,856
TOTAL ASSETS	$2,026,703	$2,281,637
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable	$463,930	$364,409
Customer Advances	12,393	91,105
Accrued Employee Compensation	452,672	293,497
Accrued Professional Services	42,920	94,312
Accrued Warranty Expense	25,000	25,000
Other Accrued Liabilities	—	912
Total Current Liabilities	996,915	869,235
10% Senior Secured Convertible Notes	399,229	10,304
STOCKHOLDERS’ EQUITY
Common Stock, $0.01 par value - Authorized - 50,000,000 shares Issued and Outstanding — 1,018,411 shares at March 31, 2009 and at June 30, 2008	10,184	10,184
Additional Paid-in Capital	38,203,054	38,149,655
Accumulated Deficit	(37,582,679)	(36,757,741)
Total Stockholders’ Equity	630,559	1,402,098

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,026,703	$2,281,637

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED

MARCH 31, 2009 AND 2008

(UNAUDITED)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2009	2008	2009	2008
Revenues	$896,660	$643,040	$2,517,109	$2,324,402

Cost of Goods Sold	567,802	478,495	1,393,828	1,763,537
Gross Profit	328,858	164,545	1,123,281	560,865

Research and Development Expenses, net	218,290	114,770	533,970	659,165

Selling, General and Administrative Expenses	310,684	390,917	1,070,615	1,410,941

Gain on Sale of Product Line	—	(210,549)	—	(210,549)

Gain on Sale of Assets	(40,361)	—	(40,361)	—
Total Operating Expenses	488,613	295,138	1,564,224	1,859,557

Operating Loss	(159,755)	(130,593)	(440,943)	(1,298,692)

Interest Income	500	1,433	4,930	9,224

Interest Expense	(64,875)	—	(388,925)	—

Net Loss	$(224,130)	$(129,160)	$(824,938)	$(1,289,468)

Loss Per Share - Basic and Diluted	$(0.22)	$(0.13)	$(0.81)	$(1.27)

Weighted Average Common Shares Outstanding - Basic and Diluted	1,018,411	1,018,411	1,018,411	1,018,411

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED

MARCH 31, 2009 AND 2008

(UNAUDITED)

	Nine Months Ended March 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(824,938)	$(1,289,468)
Adjustments to Reconcile Net Loss to Net Cash
Used In Operating Activities -
Depreciation and Amortization	47,151	135,269
Gain on Sale of Product Line	—	(210,549)
Gain on Sale of Assets	(40,361)	—
Gain on Cash surrender Value of Life Insurance Policies	(8,752)	—
Stock-based Compensation Expense	53,399	84,880
Non-cash Interest Expense	388,925	—
Changes in Operating Assets and Liabilities-
Accounts Receivable, net	(57,238)	370,549
Inventories	(97,692)	261,536
Prepaid Expenses	(13,821)	(8,477)
Accounts Payable	99,521	(46,976)
Customer Advances	(78,712)	—
Other Accrued Expenses	106,871	(58,790)
Net Cash Used In Operating Activities	(425,647)	(762,026)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	—	(44,986)
Proceeds from Sale of Assets	40,361	—
Proceeds from Cash Surrender Value of Life Insurance Policies	14,217	—
Proceeds from Sale of Product Line	—	250,000
Product Line Sale Costs	—	(19,051)
Additional Patent Costs	(5,444)	(29,554)
Net Cash Generated By Investing Activities	49,134	156,409

NET DECREASE IN CASH AND CASH EQUIVALENTS	(376,513)	(605,617)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	885,988	840,179

CASH AND CASH EQUIVALENTS, END OF PERIOD	$509,475	$234,562

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash Paid for-	$912	$912
Income Taxes
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Net book value of equipment sold as part of sale of product line	$—	$295
Cost of inventory sold as part of product line sale	$—	$20,105

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Operations

The accompanying consolidated financial statements include the accounts of Precision Optics Corporation, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All shares and per share data reflect the 1-for-25 reverse stock split that became effective on December 11, 2008.

These consolidated financial statements have been prepared by the Company, without audit, and reflect normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results of the third quarter of the Company’s fiscal year 2009. These consolidated financial statements do not include all disclosures associated with annual consolidated financial statements and, accordingly, should be read in conjunction with footnotes contained in the Company’s consolidated financial statements for the year ended June 30, 2008 together with the Report of Independent Registered Public Accounting Firm filed under cover of the Company’s 2008 annual report on Form 10-K.

The Company has sustained recurring net losses and negative cash flows from operations for several years. During the nine months ended March 31, 2009, the Company incurred a net loss of $824,938 and used cash in operations of $425,647. As of March 31, 2009, cash and cash equivalents were $509,475, accounts receivable were $444,462 and current liabilities were $996,915.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  During the latter part of fiscal year 2008, the Company implemented plans to reduce costs and to streamline operations in an effort to reduce net losses.  This has resulted in an increase in gross profit and simultaneous decreases in operating expenses, thereby reducing losses substantially.  The Company believes that the recent introduction of several new products, along with new and on-going customer relationships, will generate additional revenues, which are required in order for the Company to achieve profitability. If these additional revenues are not achieved on a timely basis, the Company will be required and is prepared to implement further cost reduction measures, as necessary.

The Company has incurred quarter to quarter operating losses during its recent efforts to develop current products including endoscopes, image couplers, beamsplitters, thin film coatings, night vision and micro-optic lenses, prisms and assemblies for various applications and utilizing a number of proprietary and patent-pending technologies including Lenslock TM endoscope and micro-precision TM lens technologies. Management expects that such operating losses will continue through fiscal year 2009, and until sales increase to breakeven and profitable levels. Management also believes that the opportunities represented by these products have the potential to generate sales increases to achieve breakeven and profitable results. The Company will continue its review of other expense areas to determine where additional reductions in discretionary spending can be achieved. There can be no assurance that the Company’s operating plans will be successful, and if so required, that the Company will be successful in obtaining the capital necessary to continue ongoing operations.

In June 2008, the Company issued $600,000 of Senior Secured Convertible Notes and warrants to purchase an aggregate of 316,800 shares of common stock at an exercise price of $1.75 per share, raising cash proceeds of $600,000.  In February 2007, the Company completed a private placement, pursuant to which it sold an aggregate of 400,000 shares of common stock and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. Net cash proceeds to the Company (after offering costs of $123,784) were $2,376,216.

During the past year, the introduction of several new products, along with new and on-going customer relationships, has resulted in significant revenue growth. The Company believes that with continued promotion, these opportunities have the potential to continue the general trend of increasing revenues, which, along with enhanced operations are required in order for the Company to achieve profitability.

Use of Estimates

The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. For the three and nine months ended March 31, 2009 and 2008, the effect of stock options and warrants was antidilutive; therefore, they were not included in the computation of diluted loss per share. The number of shares issuable upon the exercise of outstanding stock options and warrants that were excluded from the computation were approximately 991,800 and 497,200 for the three and nine months ended March 31, 2009 and 2008, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB No. 104”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. The Company’s shipping terms are customarily FOB shipping point. The Company’s revenue recognition practices comply with the guidance in the bulletin.

Inventories

The Company provides for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment. Based on this evaluation, a full valuation reserve has been provided for the deferred tax assets.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS No. 123(R)”), which requires the measurement and recognition of all compensation costs for all stock-based awards made to employees and the Board of Directors based upon fair value over the requisite service period for awards expected to vest.

SFAS 123(R) requires the Company to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. The Company adopted SFAS 123(R) using the modified prospective transition method which required the application of the accounting standard starting July 1, 2006, the first day of the Company’s fiscal year 2007. Prior period information has not been restated to reflect the fair value method of expensing stock-based awards.

2. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

	March 31, 2009	June 30, 2008
Raw Materials	$526,780	$347,298
Work-In-Progress	115,305	177,464
Finished Goods	64,038	83,669
Total Inventories	$706,123	$608,431

3. 10% SENIOR SECURED CONVERTIBLE NOTES

The 10% Senior Secured Convertible Notes consist of the following:

	March 31, 2009	June 30, 2008
10 % Senior Secured Convertible Notes issued on June 25, 2008, convertible into common stock at $1.25 per share, bearing interest at 10% per annum. Outstanding principal and accrued interest are due at maturity, June 25, 2010	$600,000	$600,000
Accrued interest — 10% coupon	45,833	833
Unamortized discount	(246,604)	(590,529)
	$399,229	$10,304

In June 2008, the Company issued Senior Secured Convertible Notes and warrants, raising cash proceeds of $600,000.  The proceeds were allocated between the Notes and warrants based on relative fair values. The value of the warrants was recorded as a discount to the Notes, with a corresponding increase to additional paid-in capital. The fair value of the warrants was determined using the Black-Scholes method, with the following assumptions:

Expected life	7 years
Risk-free rate	4.84%
Expected Dividends	0.00%
Volatility factor	154%

In accordance with EITF 00-27, Application of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the proceeds from the issuance of the 10% Senior Secured Convertible Notes were first allocated between the Notes and the warrants. The value of the  conversion feature was then calculated, which resulted in an effective conversion ratio that was less than the market price of the Company’s common stock. The intrinsic value of this beneficial conversion feature was recorded as a further discount to the Notes, equal to the difference between the effective conversion ratio and the market price of the Company’s common stock, with a corresponding increase to additional paid-in capital.

The following summarizes the discount on 10% Senior Secured Convertible Notes:

	March 31,	June 30,
	2009	2008

Discount — beginning balance	$590,529	$—
Proceeds allocated to warrants	—	399,000
Beneficial conversion feature — intrinsic value	—	201,000
Less: amortization of discount	(343,925)	(9,471)
Discount — ending balance	$246,604	$590,529

4.  STOCK-BASED COMPENSATION

Stock-based compensation costs recognized during the three and nine month periods ended March 31, 2009 amounted to $18,948 and $53,399, respectively, and for the three and nine month periods ended March 31, 2008 amounted to $23,142 and $84,880, respectively, and was included in the accompanying consolidated statements of operations.  No compensation has been capitalized because such amounts would have been immaterial. There was no net income tax benefit recognized related to such compensation for the three and nine month periods ended March 31, 2009 and 2008, as the Company is currently in a loss position. The total number of options granted during the three and nine month periods ended March 31, 2009 were 1,200 and 1,200, respectively.

As of March 31, 2009, the unrecognized compensation costs related to options vesting will be primarily recognized over a period of approximately 2¼ years:

OPTIONS	2009	2010	2011	Total

Compensation Expense	$18,948	$12,703	$12,703	$44,354

	Nine Months Ended
	March 31, 2009	March 31, 2008
Assumptions:
Option life	5.3 years	5.3 years
Risk-free interest rate	2.06%	4.84%
Stock volatility	179%	147%
Dividend yield	-0-	-0-
Weighted average fair value of grants	$1.25	$7.75

The following tables summarize stock option activity during the first nine months of fiscal year 2009:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life

Outstanding at June 30, 2008	97,232	$15.75	7.56 years
Grants	1,200	1.25
Exercises	—
Cancellations	(5,254)	6.61
Outstanding at March 31, 2009	93,178	$16.17	$6.81 years

Information related to the stock options outstanding as of March 31, 2009 is as follows:

Range of Exercise Prices	Number of Shares	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Exercisable Number of Shares	Exercisable Weighted- Average Exercise Price
$1.25	1,200	9.66	$1.25	1,200	$1.25
$6.25	1,600	7.67	6.25	1,600	6.25
$7.75	1,200	8.67	7.75	1,200	7.75
$11.50	800	6.67	11.50	800	11.50
$13.75	51,018	7.11	13.75	39,770	13.75
$20.75	37,360	6.21	20.75	37,360	20.75
$1.25-$20.75	93,178	6.81	$16.17	81,930	$16.50

The aggregate intrinsic value of the Company’s “in-the-money” outstanding and exercisable options as of June 30, 2008 was $0 and $0, respectively, and as of March 31, 2009 was $0 and $0, respectively.

5.   STOCKHOLDERS’ EQUITY

Registration Statement

On December 18, 2008, the Company filed a registration statement on Form S-1 to register 1,074,621 shares of common stock, which included 480,000 shares underlying convertible promissory notes, 96,000 shares underlying potential interest due on the notes and 498,621 shares underlying warrants.  The Company filed an amendment to the Form S-1 on April 6, 2009, reducing the number of shares being registered to 960,439 shares, which included 480,000 shares underlying senior secured convertible notes and 480,439 shares underlying warrants. The Company will not receive any proceeds from the sale or other disposition of common stock by the selling stockholders. The Company may receive proceeds from the exercise of warrants. As of May 15, 2009, the registration statement has not yet been declared effective by the U.S. Securities and Exchange Commission.

Reverse Stock Split

Effective as of the open of business on December 11, 2008, the Company effected a reverse stock split of its common stock, par value $0.01 per share. Every 25 shares of common stock were reclassified and combined into one share of common stock, and the Company’s stock ticker symbol on the OTCBB was changed from POCI.OB to PEYE.OB.  No fractional shares were issued as a result of the reverse stock split.  Instead, each resulting fractional share of common stock was rounded up to one whole share.  The reverse stock split reduced the number of shares of common stock outstanding from 25,458,212 to 1,018,411.  The total number of authorized shares of common stock continued to be 50,000,000 and the par value per share of the common stock continued to be $0.01.

All shares and per share data in the accompanying consolidated financial statements reflect the effects of the 1-for-25 reverse stock split that became effective on December 11, 2008.  In addition, capital stock has been decreased by $244,398, with a corresponding increase to paid-in capital to reflect the adjusted number of shares of $0.01 par value common stock outstanding as a result of the 1-for-25 reverse stock split.

Warrants

In conjunction with the sale of the 10% Senior Secured Convertible Notes on June 25, 2008 mentioned above, the Company issued warrants to purchase an aggregate of 316,800 shares of common stock at an exercise price of $1.75 per share. The warrants became exercisable on December 11, 2008 and expire on June 25, 2015.

On February 1, 2007, the Company sold an aggregate of 400,000 shares of common stock, par value $0.01 per share, at a price of $6.25 per share and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share, which were immediately exercisable, raising gross proceeds of $2,500,000. In conjunction with the issuance by the Company of Senior Convertible Notes and warrants on June 25, 2008, certain anti-dilution provisions of the existing warrants were triggered. As a result, the number of existing warrants was increased from 400,000 to 581,821 and the related exercise price was decreased from $8.00 per share to $5.50 per share.

6.   SALE OF PRODUCT LINE

On January 18, 2008, the Company entered into an Asset Purchase Agreement for the sale of its custom optical thin film product line and completed the sale on the same date. The assets sold include equipment, certain inventory, intellectual property, and a customer list. The purchase price was $250,000, and the Company will also receive a royalty of 25% of revenues exceeding $300,000 annually from the purchased customer list for a three year period. The Company recognized a gain of $210,549 from the sale of the product line, recorded in the quarter ended March 31, 2008.

7.   SALE OF ASSETS

During the quarter ended March 31, 2009, the Company sold equipment that was previously written off for proceeds totaling $40,361 and recorded a gain of $40,361, which is included within operating expenses in the accompanying consolidated statements of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following is a discussion of our financial condition and results of operations. To the extent that our analysis contains statements that are not of a historical nature, these statements are forward-looking statements, which involve risks and uncertainties. The following should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

Cautionary Statement Concerning Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties.  You should not place undue reliance on these forward-looking statements.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in this prospectus and other reports we file with the Securities and Exchange Commission.  Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made.  We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto, and other financial information included elsewhere in this prospectus.

Overview

We have been a developer and manufacturer of advanced optical instruments since 1982.  We design and produce high-quality micro-optics, medical instruments and other advanced optical systems.  Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a world-class product line of 3-D endoscopes for use in minimally invasive surgical procedures.

We are currently developing specialty instruments incorporating our Lenslock TM technology (patent pending) that ensures lower cost, easier reparability and enhanced durability as compared to other design approaches used in the industry.  We are also aggressively pursuing ultra-small instruments, some with lenses less than one millimeter in diameter, utilizing micro-precision TM lens technology (patent pending).

We are certified to the ISO 9001 and ISO 13485 Quality Standards and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE marking of our medical products. Our internet website is www.poci.com. Information contained on our website does not constitute part of this prospectus.

The areas in which we do business are highly competitive and include both foreign and domestic competitors. Many of our competitors are larger and have substantially greater resources than we do. Furthermore, other domestic or foreign companies, some with greater financial resources than we have, may seek to produce products or services that compete with ours. We routinely outsource specialized production efforts as required, both domestic and offshore, to obtain the most cost effective production. Over the years, we have achieved extensive experience with other optical specialists worldwide.

Since the 1990s, we have maintained a Hong Kong subsidiary to support business and quality control activities as required throughout Asia. We believe that the cost savings from such production is essential to our ability to compete on a price basis in the medical products area particularly and to our profitability in general.

We believe that competition for sales of our medical products and services, which have been principally sold to original equipment manufacturer, or OEM, customers, is based on performance and other technical features, as well as other factors, such as scheduling and reliability, in addition to competitive price.

We believe that our future success depends to a large degree on our ability to continue to conceive and to develop new optical products and services to enhance the performance characteristics and methods of manufacture of existing products. Accordingly, we expect to continue to seek to obtain product-related design and development contracts with customers and to invest our own funds on research and development, to the extent funds are available.

Critical Accounting Policies and Estimates

General

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, referred to as U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements (“SAB No. 104”). SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the price to the buyer charged for products delivered or services rendered and collectability of the sales price. We assess credit worthiness of customers based upon prior history with the customer and assessment of financial condition. Our shipping terms are customarily Free On Board, or FOB, shipping point.

Inventories

We provide for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

We account for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment.

Stock-Based Compensation

On July 1, 2006, we adopted SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS No. 123(R)”), which requires the measurement and recognition of all compensation costs for all stock-based awards made to employees and the Board of Directors based upon fair value over the requisite service period for awards expected to vest.

SFAS 123(R) requires us to estimate the fair value of share-based awards on the date of grant using an option pricing model. We adopted SFAS 123(R) using the modified prospective transition method which required the application of the accounting standard starting July 1, 2006, the first day of our fiscal year 2007. Prior period information has not been restated to reflect the fair value method of expensing share-based awards.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The FASB believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. We do not expect the adoption of FASB 162 to have any impact on our financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 introduces significant changes in the accounting and reporting for business acquisitions and noncontrolling interest (“NCI”) in a subsidiary. SFAS 160 also changes the accounting and reporting for the deconsolidation of a subsidiary. Companies are required to adopt the new standard for fiscal years beginning after January 1, 2009. We expect the adoption of this standard will have no impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008, or July 1, 2009 for our Company. The impact of this Statement on our financial position, results of operations and cash flows will be dependent on the terms, conditions and details of such acquisitions.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which allows us to choose to measure selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, or July 1, 2008 for our Company. We are in the process of evaluating the impact of this authoritative guidance on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides a single definition of fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement defined as the price that would be received to sell an asset or liability in an orderly transaction between market participants at the measurement date. Thus, SFAS No. 157 adheres to a definition of fair value based upon exit price as opposed to entry price, i.e. the price paid to acquire an asset or liability. This pronouncement is effective for fiscal years beginning after November 15, 2007, or July 1, 2008 for our Company. We are in the process of evaluating the impact of this authoritative guidance on our consolidated financial statements.

Results of Operations for the Fiscal Year Ended June 30, 2008 Compared to the Fiscal Year Ended June 30, 2007

During the latter part of fiscal year 2008, we implemented plans to reduce costs, including workforce reductions, and to streamline operations in an effort to reduce net losses. This has resulted in an increase in gross profit and simultaneous decreases in operating expenses, thereby reducing losses, particularly in the third and fourth quarters of fiscal year 2008. Excluding the effect of the gain on sale of product line in January 2008, operating loss for the quarters ended March 31, 2008 and June 30, 2008 was the lowest of any quarter in the last nine years. We anticipate continuing measures taken to contain costs, and to continue our review of other expense areas to determine where additional reductions in discretionary spending can be achieved.

Total revenues for fiscal year 2008 were $2,902,219, an increase of $424,750, or 17.1%, from fiscal year 2007 revenues of $2,477,469. The revenues for fiscal 2008 represents the highest yearly sales level in seven years and was due principally to shipments to a significant new customer of an advanced surgical visualization system, along with the introduction of a number of other new products. The design of the advanced surgical visualization system relied heavily on our experience with medical optics technologies, specifically in the area of advanced optical endoscopic instrumentation.

Revenues from our largest customers, as a percentage of total revenues, were as follows:

	2008	2007
Customer A	25%	27%
Customer B	20	22
Customer C	11	10
All Others	44	41
	100%	100%

No other customer accounted for more than 10% of our revenues in fiscal years 2008 and 2007.

Gross profit for fiscal year 2008 reflected a favorable change of $316,729, compared to fiscal year 2007. Gross profit as a percentage of revenues increased from 19.2% in fiscal year 2007 to 27.3% in fiscal year 2008. The favorable change in gross profit was due primarily to increased sales volume, increased manufacturing efficiencies and elimination of 2007 start-up costs related to initial production of the advanced surgical visualization system.

Research and development expenses, net were $757,852 for fiscal year 2008, compared to $1,312,240 for fiscal year 2007. The decrease was due primarily to the recent implementation of certain cost containment plans including workforce reductions, deferring certain development initiatives, increased reimbursements from customers for product development activities and focusing on a limited number of products and technologies expected to provide near term revenues. Research and development expenses were net of reimbursement of related costs of $224,107 and $101,309 during fiscal years 2008 and 2007, respectively.

Selling, general and administrative expenses decreased by $230,866, or 11.0%, during fiscal year 2008 compared to the previous year. The decrease was primarily attributable to the recent implementation of certain cost containment plans including workforce reductions, as mentioned above.

Gain on sale of product line of $210,549 consists of the gain on the sale of our optical thin film product line recognized in the quarter ended March 31, 2008. The purchase price was $250,000, and we will receive a royalty of 25% of revenues exceeding $300,000 annually from the purchased customer list for a three-year period.

Interest income (expense), net decreased by $46,059 during fiscal year 2008 compared to the previous year. The decrease was due to a lower base of cash and cash equivalents, partially offset by higher interest rates, and interest expense recorded on the 10% senior convertible notes issued on June 25, 2008.

The income tax provisions in fiscal years 2008 and 2007 represent the minimum statutory state income tax liability.

Results of Operations for the Quarter Ended March 31, 2009 Compared to the Quarter Ended March 31, 2008

During the latter part of fiscal year 2008, we implemented plans to reduce costs, including workforce reductions, to focus sales efforts on higher margin products and to streamline operations in an effort to reduce net losses. These efforts, combined with recent increases in sales, resulted in an increase in gross profit and a simultaneous decrease in operating expense beginning in the third quarter of fiscal year 2008 and continuing through the quarter ended March 31, 2009. We anticipate continuing the measures taken to contain costs, and to continue our review of other expense areas to determine where additional reductions in spending can be achieved.

Our total revenues for the quarter ended March 31, 2009, the third quarter of our fiscal year 2009, were $896,660, an increase of $253,620, or 39.4%, from the same period last year. Our total revenues for the nine months ended March 31, 2009 were $2,517,109, an increase of $192,707, or 8.3%, from the same period last year. The increase in revenues for the current quarter was due principally to increases in sales of an advanced surgical visualization system. The increase in revenues for the nine months ended March 31, 2009 was due principally to higher sales of optical components and fiber scopes utilizing our micro-precision TM  lens and prism technology, partially offset by lower sales of the advanced surgical visualization system.  Although there were no shipments of the advanced surgical visualization system in the quarter ended September 30, 2008, we resumed shipments of this product in the quarter ended December 31, 2008.

Revenues from our largest customers, as a percentage of total revenues, for the nine months ended March 31, 2009 and 2008, were as follows:

	2009	2008
Customer A	26%	10%
Customer B	18	18
Customer C	16	27
Customer D	13	9
All Others	27	36
	100%	100%

No other customer accounted for more than 10% of our revenues during those periods.

Gross profit for the quarter ended March 31, 2009 was $328,858, which reflects an increase of $164,313, compared to the same period last year. Gross profit for the quarter ended March 31, 2009 as a percentage of revenues increased from 25.6% for the quarter ended March 31, 2008 to 36.7% in the current quarter. Gross profit for the nine months ended March 31, 2009 was $1,123,281, which reflects an increase of $562,416, compared to the same period last year. Gross profit for the nine months ended March 31, 2009 as a percentage of revenues increased from 24.1% for the nine months ended March 31, 2008 to 44.6% in the current year. The favorable change in our gross profit percentage was due primarily to increased manufacturing efficiencies, favorable change in product mix and certain cost containment plans implemented in fiscal year 2008 as discussed above. Our quarterly gross profit and gross profit percentage depend on a number of factors, including overall sales volume and mix of products sold among others, and therefore may vary from quarter to quarter.

Research and development expenses were $218,290 for the quarter ended March 31, 2009, compared to $114,770 for the same period last year, an increase of $103,520, or 90.2%. Research and development expenses were $533,970 for the nine months ended March 31, 2009, compared to $659,165 for the same period last year, a reduction of $125,195, or 19.0%.  The year-to-date decrease was due primarily to the implementation of certain cost containment plans in fiscal year 2008 including workforce reductions, deferment of certain development initiatives, increased reimbursements from customers for product development activities and increased focus on a limited number of products and technologies expected to provide near term revenues. Quarterly research and development expenses depend on our assessment of new product opportunities and available resources. Research and development expenses were net of reimbursement of related costs of $10,270 and $78,165 during the quarters ended March 31, 2009 and 2008, respectively.

Selling, general and administrative expenses were $310,684 for the quarter ended March 31, 2009, compared to $390,917 for the same period last year, a decrease of $80,233, or 20.5%. Selling, general and administrative expenses were $1,070,615 for the nine months ended March 31, 2009, compared to $1,410,941 for the same period last year, a decrease of $340,326, or 24.1%.  The decrease was due primarily to the implementation of certain cost containment plans in fiscal year 2008 including workforce reductions, as mentioned above. The year-to-date decrease was partially offset by higher nonrecurring legal, accounting and transfer agent fees amounting to approximately $72,000 recorded in the quarters ended December 31, 2008 and March 31, 2009, related to the preparation and filing of a registration statement and implementation of a 1-for-25 reverse stock split in December 2008, as contractually required by the June 2008 financing transaction.

Interest income was $500 for the quarter ended March 31, 2009, compared to $1,433 for the same period last year, a decrease of $933, or 65%.  Interest income was $4,930 for the nine months ended March 31, 2009, compared to $9,224 for the same period last year, a decrease of $4,294, or 46.5%. The decrease was due to a lower base of cash and cash equivalents.

Interest expense increased by $64,875 and $388,925, respectively, for the quarter and nine months ended March 31, 2009 compared to $0 and $0 in the same periods last year. The increase was due to the accrual of non-cash interest expense (including the amortization of debt discount) on the 10% Senior Secured Convertible Notes issued on June 25, 2008.

No income tax provision was recorded in the third quarter of fiscal year 2009 or 2008 because of the losses generated in those periods.

Liquidity and Capital Resources

We compete in a highly technical, very competitive, and in most cases, price driven segment of the medical instrument marketplace where products can take years to develop and introduce to distributors and end users. Furthermore, research and development, manufacturing, marketing and distribution activities are strictly regulated by the FDA, the International Organization for Standardization, or ISO, and other regulatory bodies that, while intended to enhance the ultimate quality and functionality of products produced, can contribute to the significant cost and time needed to maintain existing products and develop and introduce product enhancements and new product innovations.

We have traditionally funded working capital needs through product sales, management of working capital components of our business, and by cash received from public and private offerings of our common stock, warrants to purchase shares of our common stock and convertible notes. We have incurred quarter to quarter operating losses during our efforts to develop current products including endoscopes, image couplers, beamsplitters, thin film coatings, night vision and micro-optic lenses, prisms and assemblies for various applications and utilizing a number of proprietary and patent-pending technologies including Lenslock TM endoscope and micro-precision TM lens technologies. Our management expects that such operating losses will continue through fiscal year 2009 and until sales increase to breakeven and profitable levels. Our management also believes that the opportunities represented by these products have the potential to generate sales increases to achieve breakeven and profitable results.

Our current financial condition may raise doubt among potential equity investors, customers and suppliers regarding our ability to continue as a going concern, as referenced by the Report of Independent Registered Public Accounting Firm on our financial statements for the year ended June 30, 2008, included in our annual report on Form 10-K.  We may not be able to obtain working capital funds if necessary in the time frame needed and at satisfactory terms to correct the going concern issue.

As of June 30, 2008, cash and cash equivalents were $885,988, accounts receivable were $387,224 and current liabilities were $869,235, resulting in a net liquid asset amount of $403,977. As of March 31, 2009, cash and cash equivalents were $509,475, accounts receivable were $444,462 and current liabilities were $996,915. We anticipate that deferred officers’ salaries and director consulting expenses accrued at March 31, 2009 will be settled by issuing restricted common stock rather than by cash payments. These deferred amounts included in current liabilities at March 31, 2009 total approximately $274,000. We believe that the introduction of several new products during the last four fiscal years, along with new and on-going customer relationships, will continue to generate additional revenues, which are required in order for us to achieve profitability. If these additional revenues are not achieved on a timely basis, we will be required and are prepared to implement further cost reduction measures, as necessary.

During the nine months ended March 31, 2009, we used cash in operations of $425,647 compared to an operating cash usage of $762,026 during the nine months ended March 31, 2008. During the quarter ended March 31, 2009, we generated cash from operations of $116,155 compared to an operating cash usage of $279,021 during the quarter ended March 31, 2008.  The improvement year-over-year in cash used in operations is due to higher sales and lower costs and expenses as explained above, along with higher collections of accounts receivable.

Contractual cash commitments for the fiscal years subsequent to March 31, 2009 are summarized as follows:

	2009	2010	Thereafter	Total
Operating Leases	$8,400	$5,600	$1,900	$15,900
Principal and Interest (1)	—	720,000	—	720,000
Totals	$8,400	$725,600	$1,900	$735,900

(1)  This amount may be reduced to the extent the 10% Senior Secured Convertible Notes are converted into common stock.

As of March 31, 2009, we have contractual cash commitments related to open purchase orders of approximately $189,000.

We generally provide a standard one-year warranty on materials and workmanship to our customers. We provide for estimated warranty costs at the time product revenue is recognized. Warranty costs are included as a component of cost of goods sold in the accompanying consolidated statements of operations. For the three and nine month periods ended March 31, 2009 and 2008, warranty costs were not significant.

In February 2007, we completed a private placement, pursuant to which we sold an aggregate of 400,000 shares of common stock and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. Our net cash proceeds, after offering costs of $123,784, were $2,376,216. In June 2008, we issued senior secured convertible notes and warrants raising cash proceeds of $600,000.  These amounts have been adjusted to reflect a 1-for-25 reverse stock split, effective December 11, 2008.

Trends and Uncertainties That May Affect Future Results

Our fiscal year 2008 revenues were the highest in seven years. This was due in large part to shipments of the advanced surgical visualization system discussed in results of operations above, the design of which relies heavily on our world-class medical optics technologies, specifically in the area of advanced optical endoscopic instrumentation. While we had no orders for shipments of this product from the third quarter of fiscal year 2008 through the first quarter of fiscal year 2009, we resumed shipments in the second quarter of fiscal year 2009.  Our fiscal year 2009 revenues for the nine month period ended March 31, 2009 increased 8.3% from the same period last year.

We expect our recent pattern of quarter-to-quarter revenue fluctuations to continue, due to the introductory stage of many of our products and the unpredictable timing of orders from customers and the size of those orders in relation to total revenues. Contingent on available funding, we intend to continue to develop and commercialize new products and technical innovations, in particular:

•                  a new generation of endoscopes that incorporate Lenslock TM technology (patent pending);

•                  new components and instruments utilizing our new micro-precision TM lens technology (patent pending) for optical components and endoscopes under 1 mm;

•                  new custom medical products; and

•                  new night vision lenses.

However, if we do not have sufficient capital to develop and commercialize these products, our future revenues may decline because we cannot offer the innovative products the market is seeking.  Over the past few years, we have implemented significant changes in new product and technology development by shifting the emphasis of research and development efforts from developing underlying technologies to commercialization of the applications of these new technologies. These have already been realized to some degree in a number of areas. Over the past two to three years our efforts have produced revenues from our new micro-precision TM lens products and new Lenslock TM endoscopes. Recent initiatives in the area of micro-precision TM lenses address specific customer opportunities in different medical specialty applications. In endoscope technologies, we continue new product offerings in our Lenslock TM product line. Since December 2005, we have shipped over 400 ENT endoscopes with diameter of 2.7 mm that incorporate Lenslock TM technology. We recently completed prototypes of our 4 mm Lenslock TM sinuscope, and 5 mm Lenslock TM laproscope, and are actively pursuing development of our new 4 mm Lenslock TM wide field arthroscope. We believe that our Lenslock TM technology has advantages over competitive products due to ease of manufacture and repair, superior image quality, significant cost effectiveness and quality of repair.  We anticipate that further incorporating this technology into our endoscope product line will lead to increased sales.

Going forward, we intend to focus our development efforts on products we believe offer the best prospects to increase our near-term revenues. An example beyond the new instruments mentioned above includes the lenses we developed for a new color Night Vision system. During the quarter ended December 31, 2008, we shipped first article pre-production lens systems.  These are for use in the new color Night Vision system, and utilize an improved design that offers lower cost and lighter weight.

For the quarter ended March 31, 2009, our cash and cash equivalents increased by $170,351 compared to a decrease of $295,568 for the previous quarter. For the nine months ended March 31, 2009, our cash and cash equivalents decreased by $376,513. If our cash reserves continue to decrease, we will be required to seek additional funding. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders, and debt financing, if available, may involve restrictive covenants that could restrict our operations or finances. Financing may not be available in amounts or on terms acceptable to us, if at all. If we cannot raise funds on acceptable terms or achieve positive cash flow, we may not be able to continue to conduct operations, develop new products, grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which would negatively impact our business, operating results and financial condition.

Our capital equipment expenditures during the nine months ended March 31, 2009 were $0 compared to $44,986 for the same period in 2008. Future capital equipment expenditures will depend on future sales and success of on-going research and development efforts.

Beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2010, we will need to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which will require our independent registered public accounting firm to provide an attestation report regarding our internal controls over financial reporting. We expect our operating expense may increase as a result of the costs associated with the implementation of and maintaining compliance with Section 404.

Off-Balance Sheet Transactions

We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our independent public accountant in regards to accounting and financial disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, positions, and offices or employments for the past five years as of May 22, 2009, of our directors and executive officers:

NAME	AGE	POSITION
Richard E. Forkey	69	President, Chief Executive Officer, Treasurer and Chairman
Joseph N. Forkey	41	Executive Vice President, Chief Scientific Officer and Director
Jack P. Dreimiller	61	Senior Vice President, Finance, Chief Financial Officer and Clerk*
Michael T. Pieniazek	50	Vice President, Chief Financial Officer and Clerk*
Joel R. Pitlor	70	Director
Donald A. Major	47	Director
Richard Miles	65	Director

* Effective August 15, 2008, Mr. Pieniazek resigned as our Vice President, Chief Financial Officer and Clerk, and effective August 15, 2008, Jack P. Dreimiller was appointed to serve as our Senior Vice President, Finance, Chief Financial Officer and Clerk.

BIOGRAPHIES OF EXECUTIVE OFFICERS AND DIRECTORS

Richard E. Forkey has been our President, Chief Executive Officer, Treasurer, and the Chairman of our board of directors since he founded our Company in 1982. He was the Clerk of the Company from May 1983 to June 1990.

Dr. Joseph N. Forkey, son of Richard E. Forkey, has been our Executive Vice President and Chief Scientific Officer since April 2006 and served as our Chief Scientist from September 2003 to April 2006. In April 2006, Dr. Forkey was appointed to serve as a director on our board. Since joining our Company, he has been involved in our general technical and management activities, as well as investigations of opportunities that leverage our newly developed technologies. Dr. Forkey holds B.A. degrees in Mathematics and Physics from Cornell University, and a Ph.D. in Mechanical and Aerospace Engineering from Princeton University. Prior to joining us, Dr. Forkey spent seven years at the University of Pennsylvania Medical School as a postdoctoral fellow and research staff member.

Jack P. Dreimiller has been our Senior Vice President, Finance, Chief Financial Officer and Clerk since August 15, 2008 and also served as our Senior Vice President, Finance and Chief Financial Officer from April 1992 until June 2005 and our Clerk from January 1998 until June 2005. Since June 2005, he has served as an independent consultant serving various roles as financial/accounting executive, including interim Chief Financial Officer, for a number of companies. From June 2005 to December 2005, he was an independent consultant to our Company.

Michael T. Pieniazek served as our Vice President, Chief Financial Officer and Clerk from September 2006 until his resignation effective as of August 15, 2008. From January 2006 to November 2006, Mr. Pieniazek was President and Chief Financial Officer of MIP Solutions, Inc. From September 2001 to December 2005, Mr. Pieniazek was President and Chief Financial Officer of Uromedical Diagnostic, Inc.

Joel R. Pitlor has served as a director on our board since June 1990. Since 1979, Mr. Pitlor has been President of J.R. Pitlor, a management consulting firm that provides strategic business planning, which Mr. Pitlor founded. Mr. Pitlor has provided business planning consultation to our Company since 1983.

Donald A. Major has served as director on our board since August 2005. Since 2002, Mr. Major has served as Vice President and Treasurer of Anderson Entertainment, LLC (formerly Digital Excellence LLC). From October 2006 to May 2007, Mr. Major served as Vice President of Corporate Development of Advanced Duplication Services LLC. Since October 2007, Mr. Major’s primary occupation has been as an independent consultant to a private equity firm where he is engaged in identifying, evaluating and implementing corporate investment opportunities.

Richard Miles has served as a director on our board since November 2005. Since 1972, Professor Miles has been a member of the faculty at Princeton University and serves as the Director of the Applied Physics Group in Princeton University’s Mechanical and Aerospace Engineering Department.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all compensation for the last two completed fiscal years ended June 30, 2008 and 2007 awarded to, earned by, or paid to our Principal Executive Officer, Vice President and Chief Scientific Officer and one of our employees, referred to herein as the “Named Executive Officers.” No other executive officer or employee earned over $100,000 in the last completed fiscal year.

Summary Compensation Table for the Fiscal Years Ended June 30, 2008 and 2007

Name and principal position (a)	Year June 30, (b)	Salary ($) (c)		Bonus ($) (d)	Stock awards ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation ($) (g)	Non-qualified deferred compensation earnings ($) (h)	All other compensation ($) (i)		Total ($) (j)

Richard E. Forkey
President, Principal Executive	2008	$195,000		0	0	0	0	0	$23,984	(1)(2)	$218,984
Officer and Treasurer	2007	$195,000	(4)	0	0	0	0	0	$27,224	(1)(2)	$222.224

Joseph N. Forkey
Executive Vice President and	2008	$120,000		0	0	0	0	0	$1,200	(3)	$121,200
Chief Scientific Officer	2007	$120,000	(4)	0	0	0	0	0	$2,400	(3)	$122,400

Richard G. Cyr	2008	$117,027		0	0	0	0	0	$1,236	(3)	$118,263
Optical Shop Manager	2007	$117,430		0	0	0	0	0	$2,348	(3)	$119,778

(1)           Includes car expense of $2,100 for 2008 and $2,100 for 2007.

(2)           Includes premiums for a life insurance policy and a disability insurance policy of $18,579 for 2008 and $20,394 for 2007.

(3)           Represents our Company’s matching contribution to the Profit Sharing & 401(k) Plan.

(4)           Based on new compensation arrangements approved by the board of directors on April 15, 2008 for our Principal Executive Officer and for our Chief Scientific Officer, $66,883 and $923, respectively, of these amounts were deferred, and will be paid in the form of restricted stock that will be subject to future performance based vesting.

Narrative to Summary Compensation Table

Employment Contracts and Termination of Employment Arrangements

We have no employment contracts in place with any Named Executive Officer. We have no compensatory plan or arrangement with respect to any Named Executive Officer where such plan or arrangement will result in payments to such Named Executive Officer upon or following his resignation, or other termination of employment with our Company and its subsidiaries, or as a result of a change-in-control of our Company or a change in the Named Executive Officers’ responsibilities following a change-in-control.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of options outstanding on June 30, 2008, the last day of our most recently completed fiscal year, to each of the Named Executive Officers named in the Summary Compensation Table. Information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

Outstanding Equity Awards at Fiscal Year-End Table for the Fiscal Year Ended June 30, 2008

Option awards

Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)		Option exercise price ($) (e)	Option expiration date (f)

Richard E. Forkey	11,208	3,736	(1)	$13.75	5/9/2016
	14,944	0		$20.75	6/13/2015

Joseph N. Forkey	600	0		$13.75	5/9/2016
	8,406	2,802	(1)	$13.75	6/13/2015
	22,416	0		$20.75	6/13/2015

Richard G. Cyr	6,200	4,000	(2)	$13.75	5/9/2016

(1)           These options will become exercisable on May 9, 2009.

(2)           These options will become exercisable in equal installments on May 9, 2009, May 9, 2010 and May 9, 2011.

Narrative to Outstanding Equity Award Table

Option Grants in Last Fiscal Year

We made no individual grants of stock options to our Named Executive Officers during the fiscal year ended June 30, 2008.

Long Term Incentive Plans; Awards in Last Fiscal Year

We made no awards under any long-term incentive plan to our Named Executive Officers during the fiscal year ended June 30, 2008.

Profit Sharing and 401(k) Plan

We have a defined contribution 401(k) profit sharing plan. Employer profit sharing and matching contributions to the plan are discretionary. No employer profit sharing contributions were made to the plan in fiscal years 2008 and 2007. Employer matching contributions to the plan amounted to $17,473 and $42,325 for fiscal years 2008 and 2007, respectively.

Director Compensation

The following table sets forth all compensation paid to our directors during the fiscal year ended June 30, 2008. Information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

Director Compensation Table for the Fiscal Year Ended June 30, 2008

Name(1) (a)	Fees earned or paid in cash ($) (b)		Stock awards ($) (c)	Option awards ($) (d)		Non-equity incentive plan compensation ($) (e)	Non- qualified deferred compensation earnings ($) (f)	All other compensation ($) (g)		Total ($) (h)

Joel R. Pitlor	$4,500	(2)	0	$2,852	(4)(6)	0	0	$60,000	(5)	$67,352
Donald A. Major	$11,750	(2)(3)	0	$2,852	(4)(7)	0	0	0		$14,602
Richard B. Miles	$4,750	(2)	0	$2,852	(4)(8)	0	0	0		$7,602

(1)          This table does not include directors whose compensation is reflected in the summary compensation table.

(2)          We pay each director, who is not also an employee of our Company, $250 per board or committee meeting that the director attends and reimburse the director for travel expenses.

(3)          For his service to our Company, in his capacity as Chair of the Audit Committee, Mr. Major receives compensation of $500 per month, which is in addition to the standard compensation received by all members of the board of directors for their services.

(4)          Each of Messrs. Major, Miles and Pitlor were issued options to purchase 400 shares of our common stock at our annual meeting in November 2007. These options were immediately exercisable at a price per share of $7.75, which was the closing price of our common stock on the Over-the-Counter Bulletin Board on the date of grant. These options will remain exercisable following a director’s departure from service and expire on November 27, 2017. The amounts shown reflect the dollar amounts computed for financial statement reporting purposes for fiscal 2008 in accordance with the requirements of SFAS 123(R), excluding an estimate of forfeitures. Refer to Note 4, “Stockholders’ Equity-Stock Options,” in the Notes to the Consolidated Financial Statements included in our financial statements for the fiscal year ended June 30, 2008, for the relevant assumptions used to determine the valuation of option awards.

(5)          Mr. Pitlor is paid $60,000 per year, or $5,000 per month, for his services as a consultant to our Company. $25,000 of this amount has been deferred, and Mr. Pitlor has agreed that such fees may be paid in the form of our restricted common stock.

(6)          As of June 30, 2008, Mr. Pitlor held a total of 1,578 options to purchase shares of our common stock.

(7)          As of June 30, 2008, Mr. Major held a total of 1,600 options to purchase shares of our common stock.

(8)          As of June 30, 2008, Mr. Miles held a total of 1,200 options to purchase shares of our common stock.

2006 Equity Incentive Plan

On November 28, 2006, our stockholders approved our 2006 Equity Incentive Plan, referred to as the 2006 Incentive Plan, which succeeds our Amended and Restated 1997 Equity Incentive Plan, referred to as the 1997 Incentive Plan. No further awards have been or will be granted under the 1997 Incentive Plan. Our board of directors had previously approved the 2006 Incentive Plan, subject to the approval of the stockholders. The 2006 Incentive Plan allows for the grant of stock options to selected employees, directors and other persons who provide services to our Company or our affiliates.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2008, Donald Major and Richard Miles served as members of our Compensation Committee. No member of our Compensation Committee at any time during the last fiscal year, or prior to the last fiscal year, was an officer or employee of our Company. Additionally, no member of our Compensation Committee had any relationship with us that would be required to be disclosed as a related person transaction. During the fiscal year ended June 30, 2008, none of our executive officers or employees participated in deliberations of our board of directors concerning executive officer compensation.

During the fiscal year ended June 30, 2008, none of our executive officers:

•              served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire the board of directors) of another entity, one of whose executive officers served as a member of our Compensation Committee;

•              served as a director of another entity, one of whose executive officers served as a member of our Compensation Committee; or

•              served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire the board of directors) of another entity, one of whose executive officers served as a member of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding our common stock owned as of the close of business on May 22, 2009 by the following persons: (i) each person who is known by us to own beneficially more than 5% of our common stock; (ii) each of our directors who beneficially own our or our subsidiaries’ common stock; (iii) each of our Named Executive Officers who beneficially own our or our subsidiaries’ common stock; and (iv) all executive officers and directors, as a group, who beneficially own our or our subsidiaries’ common stock. The information on beneficial ownership in the table and footnotes thereto is based upon data furnished to us by, or on behalf of, the persons listed in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)

AIGH Investment Partners, LLC 6006 Berkeley Avenue, Baltimore, MD 21209	190,208	(3)	18.7%

Austin W. Marxe c/o Special Situations Funds 527 Madison Avenue, Suite 2600, New York, NY 10022	1,591,337	(4)	71.9%

David M. Greenhouse c/o Special Situations Funds 527 Madison Avenue, Suite 2600, New York, NY 10022	1,591,133	(5)	71.9%

Arnold Schumsky 145 East 27th Street New York, New York 10016	138,406	(6)	12.0%

Directors and Named Executive Officers

Joseph N. Forkey c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	34,712	(7)	3.3%

Richard E. Forkey c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	42,504	(8)	4.1%

Donald A. Major c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	6,000	(9)	*

Richard B. Miles c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	5,600	(10)	*

Joel R. Pitlor c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	193,737	(11)	18.0%

Richard G. Cyr c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	7,534	(12)	*

All executive officers and directors as a group, including those named above (6 persons)	283,136	(13)	24.7%

*  Less than 1%

(1)          Represents shares with respect to which each beneficial owner listed has or will have, upon acquisition of such shares upon exercise or conversion of options, warrants, conversion privileges or other rights exercisable within sixty days, sole voting and investment power. Amounts listed have been adjusted to reflect a 1-for-25 reverse split, effective December 11, 2008.

(2)          As of May 22, 2009, we had 1,018,411 shares of our common stock issued and outstanding. Percentages are calculated on the basis of the amount of issued and outstanding common stock plus, for each person or group, any securities that such person or group has the right to acquire within 60 days following May 22, 2009 pursuant to options, warrants, conversion privileges or other rights.

(3)          Holdings as of April 13, 2006, as reported on Schedule 13D filed with the SEC on May 3, 2006 by Orin Hirschman. AIGH Investment Partners LLC and Orin Hirschman, managing member of AIGH, have shared voting and dispositive control over the shares.

(4)          Represents (i) 1,097 shares of common stock owned of record by Special Situations Cayman Fund, L.P., or SSCF, (ii) 4,181 shares of common stock owned of record by Special Situations Fund III, L.P., or SSF III, (iii) 207,699 shares of common stock owned of record by Special Situations Fund III QP, L.P., or SSF III QP, (iv) 232,728 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (v) 145,200 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (vi) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSF III QP, (vi) 160,000 shares of common stock owned of record by Special Situations Private Equity Fund, L.P., or SSPEF, (vii) 145,200 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, (viii) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSPEF, (ix) 232,728 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, and (x) 22,300 shares of common stock owned by Special Situations Technology Fund II, L.P., or SSTF II. SSCF, SSF III, SSF III QP, SSPEF and SSTF II are affiliated funds.

MGP is the general partner of the SSF III QP and the general partner of and investment adviser to SSF III. AWM is the general partner of MGP, the general partner of and investment adviser to SSFCF and the investment adviser to SSF III QP, SSCF, SSFTF II and SSPEF. Messrs. Marxe and Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds listed above. Also includes 204 shares that may be acquired by Mr. Marxe within 60 days following May 22, 2009 upon the exercise of outstanding stock options.

(5)          Represents (i) 1,097 shares of common stock owned of record by Special Situations Cayman Fund, L.P., or SSCF, (ii) 4,181 shares of common stock owned of record by Special Situations Fund III, L.P., or SSF III, (iii) 207,699 shares of common stock owned of record by Special Situations Fund III QP, L.P., or SSF III QP, (iv) 232,728 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (v) 145,200 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (vi) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSF III QP, (vii) 160,000 shares of common stock owned of record by Special Situations Private Equity Fund, L.P., or SSPEF, (viii) 145,200 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, (ix) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSPEF, (x) 232,728 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, and (xi) 22,300 shares of common stock owned by Special Situations Technology Fund II, L.P., or SSTF II. SSCF, SSF III, SSF III QP, SSPEF and SSTF II are affiliated funds. MGP is the general partner of the SSF III QP and the general partner of and investment adviser to SSF III. AWM is the general partner of MGP, the general partner of and investment adviser to SSFCF and the investment adviser to SSF III QP, SSCF, SSFTF II and SSPEF. Messrs. Marxe and Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds listed above.

(6)          Includes 34,910 shares that may be acquired upon exercise of an outstanding warrant which is immediately exercisable, 26,400 shares that may be acquired upon exercise of an outstanding warrant which is immediately exercisable and 40,000 shares that may be acquired upon conversion of a convertible promissory note.

(7)          Represents 34,224 shares which may be acquired within 60 days following May 22, 2009 upon the exercise of outstanding stock options and 488 shares owned by Dr. Forkey and his wife, Heather C. Forkey, with whom he shares voting and dispositive control.

(8)          Includes 29,888 shares which may be acquired within 60 days following May 22, 2009 upon the exercise of outstanding stock options.

(9)          Includes 2,000 shares which may be acquired within 60 days following May 22, 2009 upon the exercise of outstanding stock options.

(10)    Includes 1,600 shares which may be acquired within 60 days following May 22, 2009 upon the exercise of outstanding stock options.

(11)    Includes 1,978 shares which may be acquired within 60 days following May 22, 2009 upon the exercise of outstanding stock options, and 58,182 shares that may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

(12)    Represents 7,534 shares which may be acquired within 60 days following May 22, 2009 upon the exercise of outstanding stock options.

(13)    Includes 69,690 shares which may be acquired within 60 days following May 22, 2009 upon the exercise of outstanding stock options and 58,182 shares that may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

We have an arrangement with Joel R. Pitlor, a company wholly-owned by Mr. Joel R. Pitlor, one of our directors, pursuant to which Mr. Pitlor provides consulting services to our Company for a fee currently not to exceed $5,000 a month. These consulting services consist primarily of advice regarding marketing, strategic planning and other general business issues. Either party may terminate this arrangement at will. We paid or accrued to Joel R. Pitlor for consulting services aggregate fees of $60,000, or $5,000 per month, for each of the fiscal years 2007 and 2008.

We lease our facility in Gardner, Massachusetts from Equity Assets, Inc., a company wholly-owned by Mr. Richard E. Forkey, our President, Chief Executive Officer, Treasurer and Chairman of the board. We are currently a tenant-at-will, paying rent of $9,000 per month, or an aggregate of $108,000 per year, for each of the fiscal years 2007 and 2008.

In February 2007, we completed a private placement with institutional and other accredited investors pursuant to which we sold an aggregate of 400,000 shares of common stock, at a price of $6.25 per share and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. One of our directors, Mr. Joel R. Pitlor, participated in the private placement, which closed on February 1, 2007. Mr. Pitlor acquired 40,000 shares of common stock and a warrant to purchase 40,000 shares of common stock in exchange for $250,000. As a result of certain anti-dilution provisions being triggered on June 25, 2008, the number of common shares underlying Mr. Pitlor’s warrant increased to 58,182 and the exercise price decreased from $8.00 per share to $5.50 per share.

DIRECTOR INDEPENDENCE

As of May 22, 2009, Richard E. Forkey, Joseph N. Forkey, Joel R. Pitlor, Donald A. Major and Richard Miles serve as our directors.  Currently, Joel R. Pitlor, Donald A. Major and Richard Miles are independent directors, as defined under the standards of independence set forth in the NASDAQ Marketplace Rules. Our common stock is currently traded on the Over-the-Counter Bulletin Board, or OTCBB.  The OTCBB does not require that a majority of our board of directors be independent.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Massachusetts General Laws, our By-laws, and our Articles of Organization, as amended. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.